(A free translation of the original in Portuguese)

TIM Participações S.A. and

TIM Participações S.A. and

subsidiaries

Financial Statements as at

December 31, 2015

and Independent Auditors’ Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Contents

Independent auditors’ report on the financial statements	1

Audited financial statements
Balance sheet	3
Statement of income	5
Statement of comprehensive income	6
Statement of changes in shareholders’ equity	7
Statement of cash flows	9
Statement of value added	11
Management report	12
Notes to the financial statements	41
Fiscal Council Opinion	106
Statutory Audit Committee Annual Report	107
Directors statement on financial statements	111
Directors statement on independent auditors’ report	112

(A free translation of the original in Portuguese)

(Free translation of the original report in Portuguese, issued on financial statements prepared in accordance with Brazilian and international financial reporting standards)

Independent auditor's report

To the Board of Directors and Shareholders

TIM Participações S.A.

We have audited the accompanying individual and consolidated financial statements of TIM Participações S.A. ("Parent Company") and of TIM Participações S.A. and its subsidiaries ("Consolidated"), which comprise the balance sheet as at 31st. December 2015 and the statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information,.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal controls as management determines as necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.   We conducted our audit in accordance with Brazilian and International Standards on Auditing.   Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.   The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.   An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(A free translation of the original in Portuguese)

(Free translation of the original report in Portuguese, issued on financial statements prepared in accordance with Brazilian and international financial reporting standards)

Independent auditor's report (continued)

To the Board of Directors and Shareholders

TIM Participações S.A.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and TIM Participações S.A. and its subsidiaries as at 31st. December 2015, and their financial performance and their cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Supplementary information - statements of value added

We also have audited the parent company and consolidated statements of value added for the year ended 31st. December 2015, which are the responsibility of the Company's management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but they are considered supplementary information for IFRS.   These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Prior year balances

The individual and consolidated financial statements of TIM Participações S.A. for the year ended 31st. December 2014 were examined by other independent auditors, who issued an unqualified opinion dated 12th. February 2015.

Rio de Janeiro, 4th. February 2016.

Ricardo Julio Rodil

Accountant – CRC-1SP111444/O-1

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

 (in thousands of Reais)

		Parent Company		Consolidated
	Notes	2015	2014	2015	2014
Assets
Current assets
Cash and cash equivalents	4	24,763	43,455	6,100,403	5,232,992
Securities	5	-	-	599,414	-
Trade accounts receivable	6	329	329	2,858,089	3,537,417
Inventories	7	-	-	141,720	264,033
Dividends receivable		469,013	385,835	-	-
Indirect taxes and contributions recoverable	8	-	-	922,593	1,285,143
Direct taxes and contributions recoverable	9	21,911	20,648	324,780	357,482
Prepaid expenses	11	15	-	210,056	266,264
Derivative transactions	40	-	-	608,915	47,541
Leasing	16	-	-	1,969	1,525
Other assets		26,720	12,743	265,334	182,018
		542,751	463,010	12,033,273	11,174,415
Noncurrent assets
Long-term receivables
Securities	5	-	98	-	41,149
Trade accounts receivable	6	-	-	24,861	29,886
Indirect taxes and contributions recoverable	8	-	-	817,676	574,490
Direct taxes and contributions recoverable	9	-	-	24,758	23,346
Deferred income tax and social contribution	10	-	-	14,526	537,097
Judicial deposits	12	73,825	65,631	1,106,041	986,017
Prepaid expenses	11	57	-	55,234	70,587
Derivative transactions	40	-	-	490,659	463,157
Leasing	16	-		197,966	193,511
Other assets		-	-	12,117	11,926
		73,882	65,729	2,743,838	2,931,166

Investments	13	16,731,543	15,101,231	-	-
Property, plant and equipment	14	-	-	10,667,348	8,914,929
Intangible assets	15	157,556	157,556	9,959,193	9,322,634
		16,962,981	15,324,516	23,370,379	21,168,729
Total assets		17,505,732	15,787,526	35,403,652	32,343,144

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

(in thousands of Reais)

		Parent Company		Consolidated
	Notes	2015	2014	2015	2014
Liabilities
Current liabilities
Suppliers	17	4,071	1,218	3,784,945	5,402,204
Borrowings and financing	19	-	-	2,326,186	1,281,554
Leasing	16	-	-	38,592	3,642
Derivative transactions	40	-	-	109,512	67,044
Labor obligations		1,723	2,119	199,373	208,629
Indirect taxes and contributions payable	20	317	225	501,768	645,896
Direct taxes and contributions payable	21	46	14	213,880	162,311
Dividends payable	25	524,779	421,002	524,779	421,002
Authorizations payable	18	-	-	467,687	493,169
Deferred revenues	22	-	-	484,392	427,862
Other liabilities		7,587	7,547	7,292	9,943
		538,523	432,125	8,658,406	9,123,256
Noncurrent liabilities
Borrowings and financing	19	-	-	5,600,250	5,472,865
Leasing	16	-	-	1,579,914	326,027
Indirect taxes, fees and contributions payable	20	-	-	103	94
Direct taxes, fees and contributions payable	21	-	-	243,151	229,027
Deferred income tax and social contribution	10	-	-	120,730	129,206
Provision for legal and administrative proceedings	23	4,403	3,603	415,611	406,509
Pension plan and other post-employment benefits		-	-	1,275	645
Asset retirement obligation	24	-	-	31,609	286,275
Authorizations payable	18	-	-	690,285	879,012
Deferred revenues	22	-	-	1,098,689	137,585
Other liabilities		29,762	29,764	30,585	30,609
		34,165	33,367	9,812,202	7,897,854

Total liabilities		572,688	465,492	18,470,608	17,021,110

Shareholders’ equity	25
Capital stock		9,866,298	9,866,298	9,866,298	9,866,298
Treasury shares		(3,369)	(3,369)	(3,369)	(3,369)
Capital reserves		1,442,097	1,344,470	1,442,097	1,344,470
Carrying value adjustments		1,887	2,303	1,887	2,303
Revenue reserves		5,626,131	4,112,332	5,626,131	4,112,332
Total shareholders’ equity		6,933,044	15,322,034	16,933,044	15,322,034

Total liabilities and shareholders’ equity		17,505,732	15,787,526	35,403,652	32,343,144

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF INCOME

Years ended December 31

(in thousands of Reais, unless otherwise indicated)

		Parent Company		Consolidated
	Notes	2015	2014	2015	2014

Net revenues	27	-	-	17,138,851	19,498,165

Cost of services provided and goods sold	28	-	-	(8,306,857)	(10,083,920)
Gross profit		-	-	8,831,994	9,414,245

Operating revenues (expenses):
Selling expenses	29	-	-	(4,826,895)	(5,022,972)
General and administrative expenses	30	(29,058)	(23,877)	(1,195,277)	(1,130,754)
Income from equity accounting	13	2,095,890	1,579,188	-	-
Other incomes (expenses), net	31	(964)	(736)	434,395	(774,830)
		2,065,868	1,554,575	(5,587,777)	(6,928,556)

Operating income		2,065,868	1,554,575	3,244,217	2,485,689

Financial incomes (expenses):
Financial incomes	32	7,090	3,146	848,737	702,417
Financial expenses	33	(1,448)	(11,308)	(1,115,524)	(997,294)
Exchange variations, net	34	(365)	6	2,409	2,105
		5,277	(8,156)	(264,378)	(292,772)

Income before income tax and social contribution		2,071,145	1,546,419	2,979,839	2,192,917

Income tax and social contribution	35	-	-	(908,694)	(646,498)

Net income for the year		2,071,145	1,546,419	2,071,145	1,546,419

Earnings per share attributable to Company shareholders (in R$ per share)

Basic earnings per share	36	0.8558	0.6396

Diluted earnings per share	36	0.8557	0.6393

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2015	2014	2015	2014

Profit for the year	2,071,145	1,546,419	2,071,145	1,546,419

Other components of comprehensive income Item that will not be reclassified to income:
Pension plan and other post-employment benefits, net of taxes	(416)	290	(416)	290

Total comprehensive income for the year	2,070,729	1,546,709	2,070,729	1,546,709

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

 (in thousands of Reais)

			Revenue reserves
	Capital stock	Capital reserves	Legal reserve	Reserve for expansion	Additional dividend proposed	Treasury shares	Carrying value adjustments	Accumulated earnings	Total
Balances as at December 31, 2013	9,839,770	1,217,640	438,634	2,614,230	485,722	(3,369)	2,013	-	14,594,640
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,546,419	1,546,419
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity	-	-					290	-	290
Total comprehensive income for the year	-	-	-	-	-	-	290	1,546,419	1,546,709

Total of shareholders' contributions and distributions to shareholders
Stock options (note 26)	-	5,687	-	-	-	-	-	-	5,687
Capital Increase	26,528		-	-	-	-	-	-	26,528

Allocation of profit for the year:
Legal reserve (note 25)	-	-	77,322	-	-	-	-	(77,322)	-
Proposed dividends (note 25)	-	-	-	-	-	-		(367,274)	(367,274)
Constitution of tax benefit reserve (note 25)	-	121,143	-	-	-	-	-	(121,143)	-
Constitution of reserve for expansion (note 25)	-	-	-	980,680	-	-	-	(980,680)	-
Distribution of supplementary dividends 2013	-	-	-	-	(485,722)	-	-	-	(485,722)
Dividends posted directly to shareholders’ equity	-	-	-	1,466	-	-	-	-	1,466

Total of shareholders' contributions and distributions to shareholders	26,528	126,830	77,322	982,146	(485,722)	-	-	(1,546,419)	(819,315)
Balances as at December 31, 2014	9,866,298	1,344,470	515,956	3,596,376	-	(3,369)	2,303	-	15,322,034

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-		2,071,145	2,071,145
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity	-	-	-	-	-	-	(416)	-	(416)
Total comprehensive income for the year	-	-	-	-	-	-	(416)	2,071,145	2,070,729

Total of shareholders' contributions and distributions to shareholders
Stock options (note 26)	-	4,504	-	-	-	-	-	-	4,504
Allocation of profit for the year:
Legal reserve (note 25)	-	-	103,557	-	-	-	-	(103,557)	-
Proposed dividends (note 25)	-	-	-	-	-	-		(468,616)	(468,616)
Constitution of tax benefit reserve (note 25)	-	93,123	-	-	-	-	-	(93,123)	-
Constitution of reserve expansion (note 25)	-	-	-	1,405,849	-	-	-	(1,405,849)	-
Dividends posted directly to shareholders’ equity	-	-	-	4,393	-	-	-	-	4,393

Total of shareholders' contributions and distributions to shareholders	-	97,627	103,557	1,410,242	-	-	-	(2,071,145)	(459,719)
Balances as at December 31, 2015	9,866,298	1,442,097	619,513	5,006,618	-	(3,369)	1,887	-	16,933,044

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

Years ended December 31

(in thousands of Reais)

			Parent Company
	Notes	2015	2014	2015	2014
Operating activities
Income before income tax and social contribution		2,071,145	1,546,419	2,979,839	2,192,917
Adjustments to reconcile income with cash from operating activities:
Depreciation and amortization		-	-	3,361,971	3,052,579
Income from equity accounting	13	(2,095,890)	(1,579,188)	-	-
Gain on sale of property, plant and equipment (leaseback)	1b e 31	-	-	(1,210,980)	-
Residual value of property, plant and equipment and intangible assets written off		-	-	11,704	15,659
Interests on asset retirement obligations	24	-	-	3,961	7,915
Constitution of provision for legal and administrative proceedings	23	2,384	694	359,973	264,338
Monetary adjustment of deposits and administrative and judicial proceedings		(411)	(511)	28,857	(6,211)
Monetary adjustment of dividends		-	10,957	-	10,957
Interest, monetary and exchange variations of borrowings and other financial adjustments		-	-	757,960	747,989
Leasing interest payable	33	-	-	145,274	43,904
Leasing interest receivable	32	-	-	(24,045)	(32,085)
Allowance for doubtful accounts	29	-	-	230,357	248,576
Call options	26	654	870	4,504	5,687
		(22,118)	(20,759)	6,649,375	6,552,225
Decrease (increase) in operating assets
Trade accounts receivable			-	535,736	(204,173)
Taxes and contributions recoverable		(1,263)	4,470	156,845	(375,939)
Inventories		-	-	122,313	32,796
Prepaid expenses		-	-	71,561	(33,591)
Dividends received		385,835	871,796	-	-
Judicial deposits		(6,979)	(14,559)	(70,491)	(232,952)
Other assets		(14,046)	(2,481)	(75,181)	(33,233)
Increase (decrease) in operating liabilities
Labor obligations		(396)	1,333	(9,256)	38,074
Suppliers		2,853	(569)	(1,804,175)	12,623
Taxes, fees and contributions payable		124	(5,043)	(493,936)	(225,866)
Authorizations payable		-	-	(247,806)	1,294,640
Payment of legal and administrative proceedings	23	(2,388)	(172)	(429,261)	(256,497)
Other liabilities		35	35	(127,518)	(127,043)
Net cash from operating activities		341,657	834,051	4,278,206	6,441,064

Investment activities
Financial assets stated at fair value through profit or loss		98	(9)	(558,264)	(12,468)
Cash received on sale of property, plant and equipment	1.b	-	-	2,498,421	-
Additions to property, plant and equipment and intangible assets		-	-	(4,764,239)	(6,829,436)
Asset retirement obligations		-	-	-	(21,453)
Net cash from (used in) investment activities		98	(9)	(2,824,082)	(6,863,357)

Financing activities
Increase in capital stock – share issue		-	26,199	-	26,199
New borrowings		-	-	1,262,351	2,302,691
Repayment of borrowings		-	-	(1,711,497)	(984,342)
Payment of financial leasing		-	-	(82,092)	(17,586)
Reimbursement to shareholders – combination of TIM Fiber S.A. shares		-	-	(22)	(46)
Derivative transactions		-	-	304,994	(123,375)
Dividends paid		(360,447)	(835,898)	(360,447)	(835,898)
Net cash from (used in) financing activities		(360,447)	(809,699)	(586,713)	367,643

Increase (decrease) in cash and cash equivalents		(18,692)	24,343	867,411	(54,650)

Cash and cash equivalents at the beginning of the year		43,455	19,112	5,232,992	5,287,642
Cash and cash equivalents at the end of the year		24,763	43,455	6,100,403	5,232,992

Disclosures on supplementary information on non-monetary and other transactions are shown on note 43.

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF VALUE ADDED

Years ended December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2015	2014	2015	2014
Revenues
Gross operating revenue	-	-	25,767,812	29,004,503
Allowance for doubtful accounts	-	-	(230,357)	(248,576)
Discounts granted, returns and others	-	-	(2,380,926)	(2,782,896)
	-	-	23,156,529	25,973,031
Inputs acquired from third parties
Cost of services provided and goods sold	-	-	(5,167,254)	(7,232,375)
Material, energy, third party services and others	(16,444)	(11,952)	(2,358,921)	(3,674,485)
	(16,444)	(11,952)	(7,526,175)	(10,906,860)

Retentions
Depreciation and amortization	-	-	(3,361,971)	(3,052,579)

Net value added created	(16,444)	(11,952)	12,268,383	12,013,592

Value added received by transfer
Income from equity accounting	2,095,890	1,579,188	-	-
Financial incomes	7,122	3,265	1,996,752	1,003,425
	2,103,012	1,582,453	1,996,752	1,003,425
Total value added for distribution	2,086,568	1,570,501	14,265,135	13,017,017

Distribution of value added
Personnel and charges
Direct compensation	9,203	8,699	595,117	562,053
Benefits	1,124	1,045	180,995	154,606
F.G.T.S	202	179	57,339	52,627
Others	685	22	16,911	13,303
	11,214	9,945	850,362	782,589
Taxes, charges and contributions
Federal	2,193	2,515	3,205,224	3,310,755
State	-	1	5,219,157	5,519,228
Municipal	14	15	16,743	13,934
	2,207	2,531	8,441,124	8,843,917
Remuneration of third party capital
Interest	1,797	11,393	2,257,714	1,289,139
Rentals	205	213	644,790	554,953
	2,002	11,606	2,902,504	1,844,092
Remuneration of shareholders’ equity
Dividends	468,616	367,274	468,616	367,274
Retained earnings	1,602,529	1,179,145	1,602,529	1,179,145
	2,071,145	1,546,419	2,071,145	1,546,419

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

MANAGEMENT REPORT

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2015

Dear Shareholders,

The management of TIM Participações S.A. (“TIM Participações”, “The Company” or “TIM”) submits to you the Management Report and the Consolidated Financial Statements of the Company, with the independent auditors’ report for the fiscal year ended on December 31, 2015.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as defined by the IASB.

The operating and financial information of 2015 below, unless stated otherwise, is presented in Brazilian Reais (R$), based on consolidated figures and pursuant to Brazilian corporate law.

Profile

TIM Participações is a publicly traded company which shares are listed on the São Paulo Stock Exchange (Bovespa) and which ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). In late 2015, the Company was informed that it will be part, for the eighth  consecutive year, of the select group of companies that make up the ISE (Corporate Sustainability Index) portfolio. Moreover, it is the only telecommunications company to participate in the Novo Mercado, the highest level of corporate governance of BM&FBOVESPA, in addition of having implemented the Audit Committee under the Company’s Bylaws, achieving further progress in its Corporate Governance.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. Through the sharing of experiences and the adoption of a best practices policy, the Company shares experiences with its parent and builds synergies benefiting all of its customers. Through our subsidiaries, TIM Celular S.A. and Intelig, we operate in the mobile phone market, in fixed telephony, in long-distance and data transmission markets, throughout the Brazilian territory. TIM is also a reference in the offering of ultra-broadband services through TIM Fiber, and our area of operation for TIM Fiber incompasses the metropolitan areas of Rio de Janeiro and São Paulo states.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

1. Message from Management

The year of 2015 was marked by significant challenges, both for the country, with a progressively deteriorating macroeconomic environment throughout the year and impacts to growth, FX rate and inflation, and for the sector and company, which saw the total mobile user base decline for the first time after years of continued growth, with the acceleration of the substitution of voice by data usage and messaging applications, leading to the beginning of a strong decline in the use of multiple SIM cards and the reduction of the so called “community effect” on prepaid users.

Facing this “perfect storm” scenario, we maintained our focus on the execution of our strategic plan and its mid/long-term goals, in particular with an intense infrastructure investment, but also acted rapidly to reposition our portfolio in face of the sector’s structural changes, and at the same time intensified further our efficiency actions, which helped protect our financial results and expand our operating margin even in a year of reduction in revenues and, slightly less so, in EBITDA.

The Year of Infrastructure

In spite of the short-term challenges, we maintained our vision about the strategic importance of developing a robust infrastructure for data growth, centered in particular on the 4G technology, which allows for better quality of service and more efficient network costs. And with this vision we got to the mark of R$4.7 billion invested during last year, not only achieving, but surpassing our infrastructure growth objectives during 2015, even amidst a scenario of significant FX depreciation of the local currency. These investments allowed us to reach, by year-end, the milestone of 411 cities covered with 4G, or 59% of the country’s urban population, achieving the undisputed leadership in 4G coverage in Brazil, both by number of cities served and % of population covered. In addition to this, we have added yet another 500 cities to our 3G coverage, and reached the mark of over 70.000 km of own optical fiber, which will continue to allow the fast growth of our high capacity data infrastructure – key for a successful competitive positioning now and in the future.

Agile Repositioning of Portfolio and Offers

With the rapid change in the profile of telecom services consumption by Brazilian users, TIM maintained its tradition as the most innovative operator in the country, and was the first to reposition its complete portfolio for all customer segments – Prepaid, Control and Postpaid, effectively eliminating the different rates for calls to users in our own network and to users of other operators in all of our new plans, increasing the convenience of our voice and data bundles in all segments. We thus established first mover advantage at the beginning of a new industry cycle, represented by the reduction of the multiple SIM cards per user and corresponding concentration of spending in a single preferred SIM card. This bold movement will help us protect and increase the value of our prepaid customer base, where we remain leaders, as well as keep growing our base of postpaid customers, who start to have at TIM more complete voice and data offers for fair prices, providing an incentive to usage growth with its understanding and adoption.

Although still preliminary, the first results of our new offers are very encouraging from the standpoint of attractiveness to new clients and generation of new gross additions, average ARPU increase and consistency with the planned margin profiles, and helped turn the results of Mobile Number Portability balances against all other operators to become positive starting from the launch month of the new portfolio, in all customer segments.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

Intensity of Efficiency Actions Compensating the Short-Term Challenges in Financial Results

Throughout 2015, the short-term pressures coming from the voice, SMS and interconnection revenue reduction made total service revenues to decline 5.8% YoY. Nevertheless, excluding the interconnection revenues (which continued on a regulatory reduction path with a new MTR reduction in 2015), we could maintain the so called customer generated or “outgoing” revenues stable, based on the significant growth of data revenues, which had an YoY growth of around 40%, with positive results both in terms of data ARPU and data user base. It is also worth highlighting the larger reduction in total net revenues was a result of the direct impact of our change in handset strategy, reducing their overall sales volumes (without any significant impact to operating margin) to focus on value customers.

Notwithstanding the reduction on mobile service revenues, the intensification of our efficiency actions announced by the second quarter last year allowed for a limited impact to the EBITDA generated by the company, which declined by 2.6% YoY even with a much larger revenue decline. Based on our efficiency plan, very good results were achieved in the containment of operating expenses in virtually all areas of the company, elevating our operating EBITDA margin to 31.5% in 2015, an all-time high annual result thus far and a sector benchmark in Brazil. It is important to emphasize the continued solidity of our balance sheet, which presents a Net Debt / EBITDA ratio of only 0,3x, one of the lowest in the industry, allowing for significant financial flexibility. Also worth mentioning that the 2015 reported results, when augmented by the proceeds of our tower sale process, present numbers that are significantly more positive than the organic results highlighted above.

Conclusion and Perspectives

In conclusion, despite all of the challenges faced during 2015, the company was able to demonstrate its commitment with a mid/long-term positioning and structural actions, while at the same time reacting very rapidly to the main market transition challenges and subsequent need to protect its financial results in a scenario of short-term pressures to its revenues.

For 2016, we will emphasize the focus on three main pillars, with the maintenance of infrastructure investments and 4G leadership, development and positive results of our new portfolio and offers announced late 2015 and continuation of the intensity of efficiency actions that allow us to keep expanding our operating margin. We expect those three pillars, when combined with the growing usage of data services and the evolution of our positioning in quality/offers/user experience, will allow us to finish 2016 in an upward trajectory of continuous result improvements.

Very shortly, we will announce our 2016-2018 industrial plan details and I am confident that, once again, TIM’s outstanding team of professionals will keep making a difference in face of all of the upcoming challenges.

Rodrigo Abreu

CEO

 TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

2. Economic and Industry Overview

2.1. Economic Environment

The macroeconomic scenario was quite difficult in 2015, in which political instability, GDP contraction, inflation pick-up, the lowering of credit notes and the cooling of the world economy worsened the situation in Brazil. The increasing interest rate policy in the United States, the slowdown of the Chinese and European economies and the decreasing prices of oil and other commodities have led the country to an estimate Gross Domestic Product (GDP) contraction of –3.7%, according to the latest 2015 Central Bank Consensus Report, and an increase in the unemployment rate to 9.0% in the year, according to the last research PNAD Contínua, released by Brazilian Institute of Geography and Estatistics (IBGE) in october.

The official inflation ended the year at 10.67%, out of the ceiling limit of the target, 6.5%, although Brazilian Central Bank (BACEN) implemented successive increases in the basic interest rate (SELIC) that, in 2015, went from 11.75% to 14.25% at the end of the year. The expectation for the end of 2016, according to the latest 2015 Central Bank Consensus Report is that the SELIC may reach up to 15.25%.

Regarding the exchange rate issue, Brazil continues to try to curb the appreciation of the US dollar, which rose 47% against Brazilian Real in 2015, even with the BACEN keeping the sale of currency in the market with swap contracts. On the other hand, despite the decrease of 14% in exports, the slowdown of the Brazilian economy contributed to a further decrese in imports, resulting on a trade balance with an accumulated surplus of US$19.7 billion.

2.2. Particularities of the sector

Mobile telephony in Brazil is characterized by being a private sector where prices and tariffs are regulated by the market. ANATEL acts as the agency that regulates all sectors of telecommunications in Brazil, with the mission to “promote the development of the country's telecommunications to give it a modern and efficient telecommunications infrastructure, able to offer society appropriate services, diversified and at fair prices, throughout the national territory.”

In the competitive environment, the Brazilian mobile telephony sector presents as one of the most competitive in the world, being one of the few to have four major competitors with a national presence and a market share from 18% to 29%. The strong competitive movement in the market implies greater pressure on margins due to commercial expenses related to advertising, commissions and benefits.

The need for intensive capital is also a major feature of the telecommunications industry. To support the increase in network traffic over the years and the advent of new technologies, high levels of investment are necessary to ensure the scale and quality of services provided.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

3. TIM Services

3.1. Our Business

A strong brand associated with innovation. TIM has a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, our innovative plans and offerings have helped to position the company as a service provider able to set a new standard in the market. Among these plans, we introduced the concept of charging per call (rather than per minute), equalizing the tariffs for local and long distance calls within our network.

In 2015, with the pressure of the macroeconomic scenario, the achievement of a near saturation level for voice lines in the country and the accelerated substitution of voice by messaging and data, we confirm our prediction of the beginning of a significant consolidation in the number of multiple prepaid SIM cards, resulting in an important reduction in the so called “community effect” (club effect, with on-net calls costing a fraction of off-net calls and retaining users based on the total size of the customer base, or “community”), and a corresponding overall reduction in the number of total users due to the reduction of the prepaid base, as a result, overall market reduced to 257.8 million lines versus 280.7 million lines in 2014.

3.2. Our Strategy

With our stated strategy of focus on data, the growth of our gross data revenues continued unabated even by the macro crisis and achieved again a double digit growth, 17% year over year.

This performance was certainly helped by the maintenance of our long term focus on investing in infrastructure, which again delivered substantial results in 2015 as detailed further below and also by the strategy of moving up the value of our customer base, which presented an improvement in mix between postpaid and prepaid customers, with the former growing at double digits and reaching a mix of 21% at the end of the year compared to 17% a year prior.

We keep focusing on the strategic importance of developing a robust data infrastructure for data growth, focusing particularly on 4G technology, which provides better quality of service and increased efficiency in network costs. Our volume of investments allowed us to achieve at the end of the year, the milestone of 411 cities covered or 59% of the urban population of the country, thus reaching the absolute leadership position in 4G coverage in Brazil, either in number of cities, whether in percentage of the population covered. In addition, we have added yet nearly 300 new cities with 3G coverage, and reach the more than 70,000 kilometers of its own fiber brand, which will follow allowing the accelerated growth of our high-capacity data infrastructure - essential to the competitive position now and in the future.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

4. Human Resources

TIM has as one of its strategic pillars “People and Organization,” so that the focus on people, the development of their capabilities and skills initiatives are vectors of encouragement and renewal of the sense of pride and belonging of employees. Our goal is to stimulate creativity and encourage people to break the barriers of everyday life and go beyond their limits. All this with a focus on the client, to bring unlimited communication, access to technology and full mobility throughout the TIM customers.

The company manages its human resources by aligning the expectations of the people, the needs of the business and the market conditions. In a motivating and challenging work environment, TIM offers space and opportunities for its team to expand its horizons, develop and enhance the achievements of the company.

4.1. People

The TIM Group closed the year 2015 with  13,062 employees throughout Brazil. These workforce, with their stories and their knowledge, represent the intellectual capital of the company and act as a key element to the development of the business.

Approximately 48% of people have a college education or are attending college and  7% of the workforce has a post-graduate degree. The numbers and achievements show that employees make up a diverse and highly qualified staff to meet the challenges of the company. TIM's workforce is complemented by  278 trainees and  402 apprentices.

4.2. Development and Training

Employees have access to innovative tools and well-structured ways to evolve within the company and build a successful career. In line with the organizational values of the company, they trace the career from their own professional experiences and knowledge acquired with the company's investment. On this regard, TIM invested more than R$13 million in training and development of its employees during 2015.

To guide the careers of its employees, TIM maps and monitor individual performance to guide the activities with more assertiveness. In addition to encouraging and providing real opportunities for growth, the company recognizes the dedication and the high performance of its professionals, with reference to the Performance Management.

Throughout 2015, 1,211 employees were awarded merit actions and internal opportunities, reaching  21% of the eligible population, with an average salary increase of  20.8%

The attraction and the development of high potential professionals are priorities for TIM. Through the Programa Talentos Sem Fronteiras, TIM seeks to identify and attract the best young professionals in the job market, preparing them to put into practice new ideas and take strategic positions in the company in a short time.

In order to attract the best students of the market and train our future professionals, the Programa Estágio Sem Fronteiras brings to TIM youths with energy, determination, initiative, team sense and, especially, interest in challenges. In  2015, over  59,930 students from across the country enrolled in the program.

On the internal communication channel, the corporate identity campaign sought to align the same goal to all employees, highlighting the importance of the work of each one to the achievements of the company, focusing on the company's purpose/mission “Connect and take care of every customer, so everyone can do more” and the values of Commitment, Agility, Client Care, Innovation and Transparency.

4.3. Long Term Incentive Plan

The Long Term Incentive Plan aims at granting stock options or subscription of shares issued by TIM Participações to officers and employees of the Company and its subsidiaries, thus seeking to promote the expansion, the achievement and the success of the Company’s social objectives as well as align the interests of shareholders, directors and employees of the Company.

The plan consist on granting the right to buy company stock for a predetermined price during an specified period. The options are subject to vesting (a period of time where the options cannot be exercised) and performance conditions (that can adjust positively or negatively the option price). As long as the employees are able to add value to the stock price, they can profit with the exercise of their options.

The granting of stock options or subscription of shares has been held annually for 3 years, and the exercise of the purchase option or subscription of shares will be carried out gradually, up to 33% in the first year, up to 66% in the second year and 100% in the third year, counted from each of the three grants. The term of the options is 6 years.

As approved by the Company's General Meeting, the administration of the Plan rests with the Board of Directors, subject to the Company's Bylaws. Currently, there are two prevailing Long Term Incentive Plans in the company, referring to the 2011-2013 and 2014-2016 cycles.

The exercise of 2011-2013 Plan options is conditioned upon the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan does not have this condition. The Strike Price is calculated by applying an adjust, increasing or decreasing, over the Share Base Price as a result of share performance, considering the criteria defined in each Plan.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

4.3.1. 2011-2013 Cycle

For this Plan, the results of 3 vestings of the 2011 and 2012 grants 2011 and the 1st and 2nd vestings of the 2013  have already been determined:

Plan	Granted Options	Exercised Options	Expired Options	Not Exercised Options

2011 - 2013 Plan	8.567.765	-3.399.832	-3.122.045	2.045.888
1st Grant	2,833,595	-1,532,132	-1,301,463	0
2nd Grant	2,661,752	-896,479	-1,251,369	513,904
3rd Grant	3,072,418	-971,221	-569,213	1,531,984

4.3.2. 2014-2016 Cycle

Plan	Granted Options	Exercised Options	Expired Options	Not Exercised Options

2014 - 2016 Plan	5,042,915	0	-382.124	4.660.791
1st Grant	1,687,686	0	-382,124	1,305,562
2nd Grant	3,355,229	0	0	3,355,229

 TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

5. Network

The investments of the Company prioritized projects for (i) the expansion of its fiber optic network (ii) the optimization of the use of the network, with adjustments to improve the signal quality in the current coverage areas and (iii) the mapping of the main causes of interruptions and failures of the network, as well as the necessary measures to prevent these events, ensuring call and data connection quality, for greater user access capability.

As a provider of an essential service to the socioeconomic development of the country, we strongly believe that this is contributing to the country's infrastructure development, promoting universal access to telecommunications services. The Company reaffirms its investment commitment for the year 2016 and with the incessant search for more and better services, striving to meet all the needs of all its clients.

5.1. National Coverage

TIM Brasil today has a broad national reach, covering approximately 95% of the Brazilian urban population, with a presence in over 3,400 cities. TIM also has extensive data coverage throughout the country, using the most advanced 3G and 4G technologies available, respectively, for 82% and 54% of the urban population.

Of the total investments in 2015, R$2.7 billion was invested only in network and information technology, in order to expand coverage and capacity, with the growth of voice and data traffic.

TIM will continue investing to provide a high performance mobile broadband, primarily through the Mobile BroadBand program (MBB). This program enables the network to transmit data services with high quality through the capacitation of 3G with HSPA+, enabling the achievement of up to 21Mbps per carrier, in addition to enabling the Dual Carrier (DC) feature, totaling up to 42Mbps per antenna. The MBB also includes activation sites with LTE (4G), enhanced backhaul antennas through the expansion of Fiber to The Site (FTTS) network, microwave radios and use of new content management model (Cache infrastructure), reducing latency services and improving the customer experience.

The year of 2015 ends with the delivery of major infrastructure projects for the benefit of the users. Improvements in data transmission allow a differentiated navigation performance for mobile broadband users through websites linked to optical fiber and high-capacity microwaves, the upgrade of the radio access and implementation of new features in the network core.

In 2015, TIM increased by 108% the volume of eNodeB equipment installation and also increased by 32% the amount of sites connected by optical fiber and microwave, enabling an increase in data transmission capacity.

It’s important to highlight that, in the beginning of 2016, TIM achieved the leadership on 4G coverage, with 411 cities and more than 100 million inhabitants that now can count on 4th generation mobile internet. In 2016, TIM will accelerate this expansion rhythm.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

2G Coverage (95% of urban pop.)

3G Coverage (82% of urban pop.)

4G Coverage (54% of urban pop.)

The Company maintained the internal program started in 2009 to monitor the network quality, based on sample measurements on the roads of the major metropolitan areas of the country. The program monitors the network performance of TIM and also of the other mobile operators, and is used to make fine adjustments and provide improved network quality.

5.2. Client Service and Quality

Until November/15 (last data available), TIM excelled positively in the number of customer complaints in Procons, integrated into SINDEC system (Integrated National Information System), being the operator with the lowest number of complaints in the consolidated national result with 50% fewer complaints than the second least claimed.

Regarding Anatel’s network quality requirements, TIM kept its solid performance meeting all Agency’s target at the end of 2015. From April to October/15 (last data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G) in every single state. This achievement is a result of strong commitment with quality and our goal to accelerate infrastructure development, specially to support data expansion and deliver a better usage experience.

5.3. International Coverage (Roaming)

Abroad, TIM continues to expand the availability of international roaming services, there are already more than 474 networks available in more than 212 destinations on six continents (including Antarctica) for the use of Voice and 153 destinations with data coverage. In addition, the company is also a leader in coverage for prepaid customers making the service available to 54 destinations. In order to provide even more convenience to the user of the service, clients traveling abroad also have coverage aboard sea cruises and aircraft, including some domestic flights (partnership of TIM, OnAir and TAM).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

6. Operational Performancee

6.1. Overview of the Brazilian Market

2015 was marked by a significant acceleration in the consolidation process of multiple SIM cards, driven by macroeconomic pressures, high penetration of mobile service and fast substitution of voice by data usage, resulting in an important reduction in the community effect and a overall reduction in the number of total users, due to the reduction of the prepaid base. All players presented negative net adds in the prepaid segment. This movement was intensified in the last quarters, as perceived in Anatel’s numbers, leading to the first year with overall customer base reduction.

6.2. TIM’s Performance

TIM’s subscriber base reached 66.2 million lines in the end of 2015, down 12.5% when compared to the same period of last year.

In 3G technology, total customer base reached 37.5 million users, flat against 2014, following an increasing penetration of 4G devices. 4G base reached 7.1 million users by the end of 2015, comparing with 2.5 million users by the end of 2014, and a support evidence that the Company’s approach on 4G is paying off.

Overall smartphone penetration reached 68% of the customer base, an outstanding growth compared to 49% in the end of 2014, proving the success of the strategy of equip its customers in order to stimulate data services penetration among its users. Unique data users reached 31.8 million lines or 48% of total base by the end of 2015.

TIM’s net additions totaled -9.5 million lines in 2015 (vs. +2.3 million in 2014), as a result of lower gross additions of 34 million lines and down 12.5% vs. 2014 and much higher disconnections of 43.7 million lines in the period and up 18.6% YoY. Consequently churn rate in 2015 came at 59.1% and up from 49.6% in the same period of last year.

Postpaid customer base reached 13.6 million users at the end of the year, +8.6% yearly growth. During the year, TIM added 1.1 million users in the postpaid segment (vs. 223 thousand net adds in the same period of last year).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

7. Financial Performance

7.1. Operating Revenues

The 2015 year brought notable impacts on all business fronts after major changes in usage patterns (voice to data shift), tough macroeconomic conditions and still the impact of mobile-termination rate cut.

Gross revenues breakdown and other highlights are presented as follows:

Usage and monthly fee gross revenues ended 2015 down 11% YoY, impacted by a continuing migration from voice towards data usage. Minutes of Use (MOU) came in at 119 minutes in 2015 (-12% YoY). However, on a sequential basis in 4Q15, MOU showed a slight rebound to 120 versus 119 in 3Q15, thanks to the new offer launch and its off-net allowance.

Value Added Services (VAS) gross revenues rose 17% YoY in 2015 as innovative revenues increased its relevance in the business. Although short-message business reduced again and continues to impact total Value-Added-Service line, Innovative revenues rose 35% YoY. All together, VAS revenues came to 38% of mobile net service revenues and represented a positive impact for the company's margin.

Long distance gross revenues was strongly exposed to the switch from voice to data usage in 2015. Such process is speeding up the commoditization of LD and impacted its performance during the year. The new offers lauched in november, which included off-net calls within Brazil at the same price of on-net calls, may reduce the pace of this process.

Interconnection gross revenues dropped by 40% YoY in 2015 due to a combination of the sharp cut on MTR price and the change in the dynamic of overall voice traffic. SMS messaging reduction was also an impact in this line. In all, interconnection revenues declined by over R$1Bln in 2015, being one of the main causes for mobile service revenues to reduce in the period.

Other Mobile Revenues increased by 12.5% YoY in 2015, mainly driven by the growth of revenues related to infrastructure sharing, and partially offset by the decline in tower leasing revenues as a consequence of the sale-leaseback transaction.

Fixed business gross revenues had a solid rebound in 2015 and rose more than 11% YoY after consecutive losses in past years. The segment had its better quarter of the year in 4Q15, proving how attractive the ultra-broadband business is and the rewards of a successful restructuring phase of TIM’s corporate portfolio.

A tougher macroeconomic environment affected the whole retail segment in Brazil and together with the FX appreciation were the major barriers to handset sales in 2015. Product revenues were down by 41% in the period. In 4Q15 we saw an even further deterioration as the company is also making adjustments to its handset strategy as the smartphone penetration reaches ~70%.

In all, product unit sale has reduced by 61% YoY in 2015 to 4.7 million units while average price has increased by 50% YoY in the same period.

Total Net Revenues were down by 12.1% in 2015 while Net Services Revenues were down by 5.8%. In Net Revenues is important to highlight that "Business Generated" stood flat in 2015, even with the faster transition from voice to data and the macroeconomic headwinds. This indicator, that best represents the fundamentals and the core business of TIM, was mostly supported by data revenues growth.

Innovative Mobile Net Revenues (VAS revenues excluding SMS revenues) rose 35% in 2015 driven by the company strategy to switch clients to 4G technology and the increase of smartphone penetration that stimulated data usage. BOU (bytes of use) rose ~30% in comparison to 2014 while smartphone penetration reached 66.7% of the customer base versus 49.5% in at the same period of 2014.

ARPU (average revenue per user) reached R$17 in 2015, down 5.6% YoY, largely impacted by MTR cut and the reduction in voice usage. As for ARPU from VAS, it posted a significant increase of ~18% YoY in 2015. It was responsible for sustaining innovative revenues growth during the year.

As a consequence of consecutive MTR cuts combined with migration from voice to data, the MTR incidence on net service revenues have been decreasing significantly every quarter, reaching its lowest level in at the end of 2015 at 8.0%.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

7.2. Operating Costs and Expenses

The breakdown of costs and expenses in 2015 is as follows:

Personnel expenses rose 8.4% YoY in 2015 as result of the stabilization of our headcount, which has been increasing over the last years due to network expansion and insourcing program together with owned stores increase. In 2015, our workforce increased by 1.6% YoY reaching 13,062 people (+5.7% YoY vs. 2014).

Selling & Marketing expenses decreased by 6.1% YoY in 2015 due to (i) significant decrease in advertising, despite the lauch of a new portifolio in November; (ii) robust reduction in commissioning expenses and; (iii) important decrease in FISTEL taxes (-16%YoY) as a result of strong disconnection in low ARPU prepaid users.

Network & Interconnection costs were down 11.4% YoY in 2015, heavely impacted by the reductions in (i) MTR prices, (ii) voice/SMS off-net traffic and (ii) leased lines costs but partially compensated by higher electricity costs (+44% YoY) and sites land rental expenses as a consequence of network coverage acceleration.

General & Administrative expenses (G&A) anual decrease of 8.8% was mainly driven by the Efficiency Plan started in the 2Q15.

Cost of Goods Sold sharply decreased by 44.4% versus the same period last year, due to a reduction of 61% in the number of handsets sold. A tougher macroeconomic environment which affected the whole retail segment and a strong FX appreciation were the main drivers for this performance. In 4Q15, this trend accelerated even further causing Cost of Goods Sold to decrease by 85.2% YoY.

Bad Debt expenses decreased by 7.3% YoY in 2015 due to a better performance in the fixed segment, following the business turnaround. As a percentage of gross revenues, Bad Debt reached 0.89% in 2015, virtually stable when compared to 2014 (0.86%) despite a even more challenging macroeconomic environment.

Other operational expenses remained stable in 2015 when compared to last year, while in 4Q15 it was up by 4.0% YoY mainly due to higher costs on contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$30.5 per gross add in 2015, an increase of 11.3% YoY due to a greater focus on high value customers acquisition. The SAC/ARPU ratio (indicating the payback per customer) reached 1.9x in 2015 and flat when compared to 2014, despite the 8.6% YoY increase in postpaid customers.

7.3. From EBITDA to Net Income

EBITDA

Recurring EBITDA (ex-towers sale) dropped 2.6% in 2015, mainly due to: (i) a tougher macroeconomic environment, (ii) MTR cut impact and (iii) voice services migration to data.

Following a similar trajectory as revenues exposure, MTR incidence on recurring EBITDA has been falling significantly during the year, reaching its lowest levels at ~10% in 4Q15.

Reported EBITDA yearly increase is mainly due to the three tranches of towers sale  occurred in 2nd, 3rd and 4th quarters with a total net effect of R$1,211 million (please refer to dedicated session below for further details). In 4Q15, the 3rd tranch did not offset the declining trend mentioned above.

D&A / EBIT

In 2015, Depreciation and Amortization increased by 10% YoY, due to higher network equipment acquisition following our Capex deployment intensification. TIM’s 4G coverage reached the leadership position in terms of urban population (59% vs. 36% in 2014) and in terms of cities covered (411 vs. 45 in 2014). Also, total kilometers of fiber has surpassed the 70,000 mark.

As a consequence, EBIT declined in 2015, following the increase in depreciation and amortization explained above.

Net Financial Result

In 2015, Net financial result improved versus 2014, mainly due to a better financial income performance, with higher investment yield that more than offset the financial cost increase. Lease back from towers sale also impacted the financial expenses in the period.

Income and Social Contribution Taxes

In 2015, Recurring Income and Social Contribution decreased when compared to the same period of last year, mainly due to a reduction in the tax base. Effective tax rate reached 30.3% in 2015, a small increase compared to 29.5% in 2014.

Net Income

In 2015, Recurring Net Income decreased by 20% compared to the same period of last year. EPS (Earnings per Share) reached R$0.51 in 2015 (vs. R$0.64 in 2014), driven by EBIT performance. Reported Net Income in 2015 increase was largerly impacted by the towers sale, thus Reported EPS (Earnings per Share) reached R$0.86 in 2015 compared to R$0.64 in 2014.

7.4. CAPEX

In 2015, Recurring Capex amounted to R$4,658 million, an increase of 18.6% when compared to Recurring Capex of 2014, following our Industrial Plan’s capex increase. This capex intensity, which stood near 27% of total net revenues, has been crucial for the Company to improve infrastructure and quality of services. In 2015, it is already possible to see encouraging results from the Capex cycle, with for example our leadership position in 4G coverage, fiber roll-out, spectrum refarming, etc.

It’s worth highlighting that more than 92% of the total Capex was dedicated to infrastructure, mainly related to 3G and 4G technologies.

7.5. Debt, cash and free cash flow

Gross Debt reached R$8,432 million by the end of 2015, including the leasing recognition in a total value of R$1,245 million following the leaseback of the towers sold (3 tranches) and it compares to R$6,507 million in 2014. Excluding the towers sales effect, gross debt would have increased by almost 10%.

Company's debt is concentrated in long-term contracts (78% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 35% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 2015, average cost of debt was 11.73% compared to 9.70% in 2014. Nevertheless, the increase in cost of debt was more than offset by a higher cash yield.

Cash, Cash equivalents and securities totaled R$6,700 million by the end of 2015, an increase vs. R$5,233 in 2014. Average cash yield reached 13.50% in 2015 compared to 10,88% in 2014.

The proceeds from the towers sale increased cash position in R$2,498 million and other moviments that affect cash and cash equivalents in 2015 are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$599.4 million in order to follow the variations of the US Dollar, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency.

Net Debt/EBITDA ratio reached 0.3x in 2015 compared to 0.2x in 2014. Due to the above mentioned payments, net debt increased to R$1,733 million by the end of 2015, up from R$1,274 million in 2014.

Recurring Operating Free Cash Flow came at R$141 million in 2015, (vs. -R$45 million in 2014), despite being adversely impacted by an increase in capex of about +R$730 million from 2014. Fourth quarter contributed to reverse OFCF into positive, Recurring Operating Free Cash Flow totaled R$920 million, vs. -R$320 million in 4Q14.

Recurring Net Cash Flow in 2015 totaled -R$1,235 million compared to -R$1,695 million in the same period of last year.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

7.6. Towers Sales Impacts

In 4Q15, TIM concluded the third closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC), that comprised overall sale of 6,481 towers for ~R$3 billion cash.

•

First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion.

•

Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received ~R$517 million.

•

Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received ~R$84 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

The Financial Statements impacts conciliation and the related notes for further details concerning all three closings can be found on Note nº 1.b of Financial Statements.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

8. Corporate Social Responsibility

Our Social and Environmental Responsibility policies guide the company's actions and initiatives and are based on the principles of the UN Global Pact, a voluntary agreement of which TIM is a signatory since 2008. Through this agreement, companies worldwide are committed to ensure compliance with the ten principles relating to human rights, working conditions, environment and anti-corruption.

The Company is aware of the potential negative impacts of its business segment, such as the waste of turnover in the exchange of cellular and electromagnetic emissions from Base Stations (ERBs). However, TIM’s strategy in recent years has also generated positive byproducts in this sense. In addition to the RAN Sharing agreement between TIM and Oi approved by Anatel in 2013, at the end of 2015 TIM, Oi and Vivo closed a network sharing agreement for implementation and provision of telephone and broadband services with use of 4G technology in the frequency of 2.5 GHz for the years 2015, 2016 and 2017. These and other ongoing initiatives have positive urban impact, because they imply in reducing the number of new stations, minimizing the inconvenience to the population. In addition, the modernization of technology and equipment generates an optimized use of energy, reducing the environmental impact of access control systems, as a result of the search for greater efficiency and rationality in the use of resources.

Biosites are structures that allow for specific coverage and improved efficiency of the use of energy and space, employing  in their attachment structure much less steel than the traditional structure of Radio Base Station. At the end of 2015, TIM had 80 Biosites activated. With a significant reduction in visual impact, Biosites help harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras.

Aiming to know and give transparency to gas emissions that impact the environment, since 2008 TIM develops the GHG inventory in accordance with the methodology of the GHG Protocol. Since 2011, this has been verified by an independent third party who adds reliability to our final results. In 2013, the company launched its Climate Change Policy, establishing corporate performance guidelines regarding the management of their GHG emissions.

Such initiatives, in our view, are also part of a management focused on sustainable development. The recognition for this work and other corporate governance improvements supported the renewal for the eighth consecutive year in the Corporate Sustainability Index (ISE), and the sixth consecutive year in the Carbon Efficient Index portfolio (ICO2), both from BM&F Bovespa.

TIM seeks, more and more improvements in relation to its environmental management. In 2012, the company expanded the ISO 14001 environmental certification for the states of Rio de Janeiro, Espírito Santo and São Paulo, in the activities of “Management and Operations of TIM Celular Network” considering the administrative, industrial buildings and base stations (RBS). TIM was the first mobile operator in Brazil to receive this certification1.

In 2015, TIM continued to structure its environmental aspects and occupational health and safety through the expansion of the Environmental Management System (ISO 14001 standard) and implementation of the Occupational Health and Safety Management System (according to OHSAS 18001).

The company offers to its employees education opportunities for sustainable development. Besides the Sustainability course, courses on the ISO 14001 and OHSAS 18001 and anti-corruption program were also offered in 2015.  In 2013, the code of ethics and conduct was reviewed and a new training was conducted with the objective of disseminating knowledge for a responsible performance also was required of each employee, the formal adherence to the commitment to follow the guidelines of the new code.

In 2013, TIM implemented the Anti-Corruption Policy which applies global anti-bribery practices to all those who have business relationships with the Company, prohibiting the offer, payment, request or acceptance of advantages of any kind and also guides its recipients on how to act in these situations. In 2015, the anti-corruption program continued through a range of actions such as: Analysis of processes sensitive to the Anti-Corruption Policy; Risk identification; Improvement actions; Updating and creation of regulations; Workshops; Report of Compliance activities regarding the Anticorruption Program to the Statutory Audit Board, Control and Risk Board, President and Chairman of the Board.

TIM recognizes that companies have an important role to play when it comes to public education and collective welfare in Brazil. Therefore, in 2013, Instituto TIM (TIM Institute) was founded with the mission to create and enhance resources and strategies for the democratization of science, technology and innovation that promote human development (http://en.institutotim.org.br/).

In June 2015, the Private Social Investment Policy was published. It has for objective define strategic guidelines for Private Social Investment at TIM Group, through Instituto TIM, ensuring that there is planning, solidity and transparency in transfers of resources to social projects of the Group. Also to establish criteria for Private Social Investment (PSI), through Instituto TIM’s strategic principles, as well as the roles and responsibilities of the functions involved in processes linked to the PSI.

Among the main projects of Instituto TIM is "The Math Circle - Brazil", which aims to develop the mathematical skills of children studying in public schools located in poor areas. In 2015, more than 124,000 classes of the project were carried out in public schools across the country. The project involved 5,500 students and promoted the formation of 2,140 teachers in 19 municipalities around the country.

Another important project is “TIM Makes Science,” which delivers educational materials to teachers of public elementary schools in order to help their students to understand and to utilize mental operations to produce scientific knowledge (define, classify, question, generalize, apply, check and observe). In 2015, over 4,000 teachers were able to use the project’s approach and 125,000 students were involved.

Furthermore, Instituto TIM has created a technological initiative called “TIM Tec" – a MOOC platform that provides free online courses aligned with the curriculum of the Technological Axes of the National Catalog of Technical Courses of the Ministry of Education (PRONATEC). By December 2015, 17 courses were published in the platform (http://timtec.com.br).

Instituto TIM's commitment to promote human development in Brazil through the democratization of science, technology and innovation is well expressed by the development of free software solutions, such as ZUP (Participatory Urban Governance) – a system that encourages citizens to collaborate to the city’s governance - and “Cultural Maps” - a mapping tool of cultural initiatives that contributes to improving the cultural management of urban territories. São Paulo was the first city to adopt “Cultural Maps” - in São Paulo the platform is called “SP Cultura”.

Cultural Maps has also been implemented in five other municipalities and two states. In 2015 Instituto TIM began a partnership with the Ministry of Culture and Cultural Maps started to be used as the free technological solution behind the new National System for Cultural Information and Indicators (SNIIC).

Since 2013, Instituto TIM’s initiatives have reached 300,000 people over 300 municipalities in Brazil.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

 9. Corporate Governance

9.1. Single Telecom Company at Novo Mercado

Initiatin on August 3, 2011, TIM adhered to “Novo Mercado”, which concentrates companies committed to the best corporate governance practices.

The migration to the New Market resulted in benefits for all shareholders. The rules required by the New Market Regulation, aligned with the best corporate governance practices in markets like the United States and Europe, increased the potential for attracting new investors and the liquidity of the shares of TIM Participações. In addition, all of the Company's shares became part of the Company's program of American Depositary Receipts.

Joining the Novo Mercado leverages a higher liquidity and valuation of the Company's shares, allows greater access to international markets, promotes the strengthening of the institutional image and increased confidence in the Company.

Additionally, TIM Participações belongs to the select group of companies that make up the Corporate Governance Index portfolio (IGC), the Stock Index with Differentiated Tag Along (ITAG) of BM&FBOVESPA and also the Carbon Efficient Index (ICO2), composed of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases.

9.2. Corporate Governance at TIM

TIM Participações is a publicly traded corporation, managed by a Board of Directors and an Executive Board, and is supervised by a Fiscal Council and the Statutory Audit Committee.

The duties and responsibilities of the Board of Directors, Executive Board, Fiscal Council and the Statutory Audit Committee are determined by Brazilian law, the Company's Bylaws,  the “Novo Mercado” Listing Rules, the Internal Rules of the Board of Directors, the Internal Rules of the Fiscal Council and the Internal Regulation of the Statutory Audit Committee.

As active members responsible for the community in which it operates, the Company and its directors, should guide their actions by legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business, guided, in addition to ethics and loyalty, good faith, the Company seeks to: (i) act with transparency in business, (ii) promote fair competition; (iii) competitive excellence in the market; (iv) serve the welfare and growth of community in which it operates; (v) enhance their human resources; and (vi) promote sustainable development.

 TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

9.3. Disclosure Policy

TIM Participações adopted in 2002 a Disclosure/Trading and Differences in Corporate Governance Policy of the NYSE, which the Company's management joined through the signature of the subscription term. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information, as well as imposing restrictions on trading with the Company’s securities during certain periods.

In 2014, the Company updated its Disclosure Policy in order to include the option granted by CVM Instruction 547/14, which allowed the disclosure of material facts in open plataforms of newswire.

All material facts is now available at Portal Agência Estado, which can be accessed via the link: http://economia.estadao.com.br/fatos-relevantes/

9.4. Board of Directors

The Board of Directors is a decision-making body which carries out the senior management of the Company, being composed of at least five and no more than nineteen members, with a two-year term, subject to re-election.

Currently, the Board of Directors consists of ten members, including three independents.

All decisions made by the Board are recorded in minutes, which are published and recorded in the Board of Directors’ book of minutes, filed in the Company’s headquarters.

The Board usually meets once a quarter and extraordinarily upon the call of its Chairman or by any two Directors or by the Chief Executive Officer of the Company. The Chairman may invite to the board’s meetings any officer of the Executive Board, other Company executives, as well as third parties that may contribute opinions or recommendations related to the matters to be considered. The guests invited to attend Board meetings shall not be entitled to vote.

The Board of Directors has also two advisory committees, the Compensation Committee and the Control and Risk Committee, with recommendatory duties, which are composed only by member of the Board.

The Board of Directors also has as an agency linked the Statutory Audit Committee.

9.5. Executive Board

The Executive Board is the representative and executive management body of the Company, consisting of at least two and a maximum of nine directors elected by the Board of Directors for the term of two years, with reelection permitted and that may be removed by the same Board of Directors at any time. Currently, the Company’s Executive Board is composed by eight directors.

9.6. Fiscal Council

The Fiscal Council is the supervisory body of the Company's management acts and information to shareholders, and must work permanently. The Fiscal Council is composed of at least three and at most five members, all independent professionals recognized by the market, that do not have any other relationship with the Company.

9.7. Statutory Audit Committee

CAE is designed to monitor the quality and integrity of financial reporting, compliance with legal, regulatory and statutory rules, the adequacy of the processes relating to risk management and the activities of auditors, both internal and independent, and to supervise and evaluate the execution of agreements of any nature between the Company or its subsidiaries on the one hand, and the controlling shareholder or its subsidiaries, affiliates, subject to common or parent control of the latter, or otherwise related parties to the Company. In addition to its regular duties, the CAE also plays the role of the Audit Committee of the Company in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject, as a society registered with the US Securities and Exchange Commission - SEC. In 2015 CAE met 19 times throughout the year in the exercise of their functions.

Based on our data, CADE ruled that the system of internal controls of the Company and its subsidiaries is adequate to the size and complexity of its business and structured to ensure the efficiency of its operations, systems that generate financial reports, as well as compliance with internal and external standards to which the transactions are subject.

The members of the Statutory Audit Committee analyzed the financial statements, accompanied by the independent auditors and the board's annual report for the fiscal year ended December 31, 2015 ("Annual Financial Statements 2015"). Considering the information provided by the Executive Board and by the external auditors from Baker Tilly and the proposed allocation of income for the year 2015, CAE assessed that such information and documents fairly present, in all material respects, the financial and equity position of the Company and its subsidiaries. Therefore, recommend unanimously the approval of the documents mentioned above by the Board of Directors for submission to the Annual General Meeting of Shareholders, pursuant to the Law of Corporations.

9.8. Committee for Control and Risk – CCR

Company's CCR is collegiate body of advice, linked directly to the Board of Directors ("CDA") and should be composed of five (05) members of the Board of Directors, and two (02) members shall be mandatorily independent directors. Throughout 2015 this committee met 13 times with the following objective:

a) recommend the adoption by the Board of Directors of internal control measures of the activities performed by the Board, prescribe their duties and the specific limits of authority as well as decide on the allocation of new functions to the Directors; b) Monitor the compliance and periodic updating of the rules of Corporate Governance; c) To recommend procedures to better supervise the management of the Officers; d) Take note of the Internal Audit work plan; e) To approve and monitor the work plan of the Compliance Department; f) review and assess the periodic reports, for the evaluation of internal control system and risk management, as well as the periodic reports of the Internal Audit function (Internal Audit) and the Compliance Department. To this end, the Committee may wish to ask the Internal Audit (Internal Audit) review of specific operational areas; g) Request information to the Board on specific cases or issues of the Company and / or its subsidiaries, whenever it deems appropriate; h) To supervise and monitor issues of social responsibility of the Company and / or its subsidiaries, monitoring the consistency of actions taken in relation to the principles established by the Code of Ethics and Corporate Conduct; and i) to consider other matters related to the Company's internal control, as delegated by the Board of Directors.

9.9. Ownership Structure

The capital stock ended 2015 with a total amount of R$9,913,414,421.74, represented by 2,421,032,479 common shares. TIM Brasil Serviços e Participações S.A. holds a controlling stake in TIM Participações with 67% of the shares.

9.10. Dividend Policy

Under the Bylaws of TIM Participações, the Company shall distribute as mandatory dividend in each fiscal year ended on December 31, provided there are funds available for distribution, an amount equivalent to 25% of the adjusted net income.

It is mandatory to maintain a legal reserve, to which it must allocate 5% of net profits for each fiscal year until the value of this reserve equals 20% of the capital.

The distribution of annual dividends is deliberate at the Company’s Annual General Meeting.

9.11. Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (SOX) provides for verification by the Company of the effectiveness of the internal control system that supports the Financial Statements, in order to offer greater reliability and transparency to that information.

In 2015, TIM received the certification for compliance with the provisions set forth by Section 404 of the Sarbanes-Oxley Act for the year 2014, a certification received by TIM since 2006, when this requirement was created for listed companies in American Depositary Receipts (ADRs) in the New York Stock Exchange, a demonstration of its commitment to the highest levels of corporate governance.

9.12. Corporate Events

Management will propose to the Board of Directors the distribution of R$468.6 million of dividends, +27,6% versus R$367,3 million in 2014. The amount to be distributed is equivalent to R$0.1936 per common share and R$0.9681 per ADR (1 ON = 5 ADR). The proposal will be presented to the Board of Directors and has yet to be approved by the Company’s annual shareholders’ meeting to be held on April of 2016.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

10. Capital Market

The common shares of TIM Participações SA are traded on the São Paulo Stock Exchange (Bovespa) under the code TIMP3. The Company also has an ADR program in the US market, where they are traded under the code TSU of the New York Stock Exchange (NYSE).

The index of the São Paulo Stock Exchange (Bovespa) closed 2015 at 43,349.96 points, accumulating a drop of 13.3% compared to the same period last year. Throughout the year, Bovespa presented an average daily trading volume of R$6.8 billion reais, approximately 7% lower than in 2014.

The Company ended the year with its common stock valued at R$6.86 on the Bovespa, accumulating a drop of 41.8%, while ADRs on the NYSE reached a price of US$8.48, a drop of 61.8% in the year. In 2015, TIM’s shares traded totaled a financial volume of R$8,311 million, TIMP3, representing a daily average of R$33.78 million. On the NYSE, TIM's ADR reached a total volume of US$ 5,839 million for the year, a daily average of US$ 23.17 million.

Final considerations

TIM Participações S.A., with the permanent objective of maintaining a continuous, balanced and sustainable growth, thanks its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to repay the patronage through a superior customer service and quality. Our thanks also extend to our business partners, suppliers and financial institutions for their support and trust placed in us, and in particular to our employees, without whom we would not have achieved our goals and, finally, to the shareholders for their support and confidence in the management.

The Management

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

1.

Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações”, “Company” or the “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at December 31, 2015, (66.58% in 2014). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”), and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

1.b Material Transactions – Sale of Towers

In November 2014 and January 2015 TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) for up to 6,481 telecommunications towers owned by it, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with provision for the monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to the purchaser, due to the need to meet certain precedent conditions.

This transaction will benefit the Company’s operating and financial capacity and allow it to expand its investments and improve quality.

Up to December 31, 2015, a total of three transfers were made, on April 29th, September 30th and December 16th, 2015. 5,483 towers (84.6% of the total) were transferred, and a total of R$2,498,421 was received in cash.

The gain on the portion of the assets effectively sold, amounting to R$1,210,980, was recognized in income for the year, net of transaction costs, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$1,002,393 (net of transaction costs), was deferred for the duration of the corresponding financial lease agreements.

The discount rate used in the transaction was determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. The amounts of the discount rate applied in each tranche are described in note 16.

The effects on the accounts are shown below:

2015

Number of towers sold	5,483

Sales amount	2,498,421
Cost of disposal of assets and transaction costs	(487,795)
Gain on the transaction	2,010,626

Effect of the sale on income:
income from disposal of assets	1,253,618
Cost of disposal of assets	(247,572)
Write-off of provision of retirement of assets	204,934
Effect on pre-tax income (under “other operating incomes (expenses), net(”)	1,210,980

Income and social contribution taxes (IR and CS)	(372,140)

Net effect on income for the year	838,840

Deferred revenues	1,002,393

Property, plant and equipment leased back	1,244,803

Financial lease (“leaseback”)	1,244,803

Effect on net debt (*)	1,253,618

(*) Represents the total amount of the sale less the financial lease debt.

2.

Basis for preparation and disclosure of the financial statements

The significant accounting policies applied to the preparation of the financial statements are described below. These policies were consistently applied in the years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) evaluated at fair value.

In the individual financial statements of the holding company submitted along with consolidated financial statements, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in individual financial statements and consolidated financial statements to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Brasil. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from the IFRS applicable to the separate financial statements, as IFRS started to permit the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with IFRSs, issued by IASB .. These individual financial statements are presented along with the consolidated financial statements.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Added Value (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the public companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of financial statements.

b.

Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial statements used in the consolidation is the same for all Group companies.

e.

Reclassification

In 2015, the Company started to present the balances of deferred income tax and social contribution net, separated by taxpaying entity. In order to maintain consistency in the comparison of financial information, the comparative consolidated balances at December 31, 2014 are also presented by net amounts, which represents a reduction of R$351,967 on comparable amounts of "Deferred income tax and social contribution" in non-current assets and non-current liabilities. Although the adjustment can be considered a correction of a procedure, Management believes that it is immaterial to prior years.

f.

Approval of the financial statements

These financial statements were approved by the Company’s Board of Directors on February 4, 2016.

g.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2015. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CVM, based on a pronouncement of the Accounting Pronouncements Committee (CPC).

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9 .. The standard comes into force on January 1 st , 2018.

IFRS 15

This new standard determines the concepts that an entity has to apply in revenue measurement and when it must be recognized. It was initially issued to come into effect on January 1 st , 2017 and replace IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The standard comes into effect on January 1 st , 2018 .. The Group is assess ing the overall impact of IFRS 15 ..

IFRS16

This standard supersedes the existing standard on leasing, IAS 17/CPC 06 (R1) – Leases, and related interpretations, and establishes the principles to recognition, measurement, presentation and disclosure on leasing for both parts on a contract, in other words, clients (lessee) and suppliers (lessor). Less es are required to recognize a leasing liability reflecting future payments of the leasing and a “right to use an asset” to almost all leases contracts, excepting some short term leases and contract of small amounts assets. For lessors the accounting treatment remains almost unchanged, with the classification on leases in operational or financial leases, and the accounting of these two kind of leases contracts in different manners. The standard comes into effect on January 1 st , 201 9. The Group is assess ing the impacts on its adoption and have still not defined the transition method that will be used.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on financial statements of the Group.

Critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as at the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

(a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated.

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2015 and 2014, the principal non-financial assets valued in this way were goodwill recorded by the Company (note 15).

(b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of taxable income (note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve Management’s judgment (note 23).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (note 40).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Cash and cash equivalents

These are financial assets classified as borrowings and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent company		Consolidated
	2015	2014	2015	2014

Cash and banks	555	(164)	113,244	134,719
Unrestrictedly available financial investments:
CDB/Repurchases	24,208	43,619	5,987,159	5,098,273

	24,763	43,455	6,100,403	5,232,992

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBDs and Repurchases, including those not classified as cash and cash equivalents, is 101.30% of the Interbank Deposit Certificate - CDI rate.

Securities

	Parent company		Consolidated
	2015	2014	2015	2014

CDB/Repurchases/DI Fund	-	98	-	41,149
Foreign exchange fund	-	-	599,414	-
	-	98	599,414	41,149

Current portion	-	-	599,414	-
Non-current portion	-	98	-	41,149

At December 31st 2014, the total investments classified as non-current were restricted for use by virtue of legal actions.

Shares in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on repayments to suppliers in foreign currency.

During 2015 some of the foreign exchange fund shares were designated as cash-flow hedge. The impact of this transaction resulted on operational cost reduction of R$11,523. As at December 31, 2015, there were no foreign exchange fund shares designated as a Hedge Accounting transaction.

Trade accounts receivable

These are financial assets classified as borrowings and receivables, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”) ..

Losses on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient.

The fair value of accounts receivable equals the book value recorded at December 31, 2015 and 2014. A portion of the accounts receivable, relating to the post-paid segment, is used to secure the total amount of BNDES borrowings (note 19).

	Consolidated
	2015	2014

Billed services	995,879	1,021,573
Unbilled services	667,886	642,950
Network use	448,064	492,748
Sale of goods	1,120,449	1,780,685
Other accounts receivable	2,053	2,924
	3,234,331	3,940,880

Allowance for doubtful accounts	(351,381)	(373,577)
	2,882,950	3,567,303

Current portion	(2,858,089)	(3,537,417)
Non-current portion	24,861	29,886

Changes in losses on doubtful accounts, controlled as an asset offset account, were as follows:

	Consolidated
	2015	2014

Opening balance	373,577	353,925
Additions	230,357	248,576
Write-off	(252,553)	(228,924)
Closing balance	351,381	373,577

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

The aging of the accounts receivable is as follows:

	Consolidated
	2015	2014

Falling due	2,153,088	2,887,221
Past due for up to 30 days	189,186	161,726
Past due for up to 60 days	57,822	59,178
Past due for up to 90 days	406,850	385,012
Past due for more than 90 days	427,385	447,743
	3,234,331	3,940,880

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	2015	2014

Mobile handsets and tablets	123,664	237,164
Accessories and pre-paid cards	19,762	22,868
TIM chips	12,170	20,943
	155,596	280,975

Losses on adjustment to realizable amount	(13,876)	(16,942)
	141,720	264,033

Indirect taxes and contributions recoverable

	Consolidated
	2015	2014

ICMS	1,708,059	1,850,569
Others	32,210	9,064
	1,740,269	1,859,633

Current portion	(922,593)	(1,285,143)
Non-current portion	817,676	574,490

ICMS amounts recoverable basically refer to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), as well as to ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM Celular.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Direct taxes and contributions recoverable

	Parent company		Consolidated
	2015	2014	2015	2014

Income tax and social contribution	387	-	40,042	28,385
PIS/COFINS	20,185	20,185	228,383	309,186
Others	1,339	463	81,113	43,257
	21,911	20,648	349,538	380,828

Current portion	(21,911)	(20,648)	(324,780)	(357,482)
Non-current portion	-	-	24,758	23,346

The PIS/COFINS amounts recoverable refer (i) to credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems; (ii) to credits arising from a final and unappeallable judgment on the unconstitutionality of broadening the calculation base for these contributions under Law 9718/98, and (iii) to credits calculated on rights and services used as input, electricity and rentals.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax and social contribution losses carryforward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

As mentioned in Note 2 (e), the balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus deferred tax credits and debits belongin to different entities are in general shown separately, not at their net amount.

As of December 31, 2015 and 2014, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in Note 35 are also being considered in deferred taxes.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

The amounts recorded are as follows:

	Parent company		Consolidated
	Asset (liability)
	2015	2014	2015	2014
Deferred taxes – Liabilities
Deemed cost - Intelig	-	-	(120,730)	(129,206)
	-	-	(120,730)	(129,206)

Deferred taxes – Assets
Tax losses	27,756	21,738	1,034,243	1,184,366
Social contribution losses	10,057	7,890	385,946	440,095
Temporary differences
Allowance for doubtful accounts	-	-	122,299	130,288
Provision for legal and administrative proceedings	1,497	1,225	141,246	138,151
Adjustment to present value – 3G license	-	-	14,950	16,892
Deferred tax on CPC adjustments
Depreciation related to asset retirement obligations	-	-	6,482	25,280
Monetary adjustments related to asset retirement obligations	-	-	4,363	14,107
Capitalized interests	-	-	499	1,020
Authorization charges	-	-	387	1,934
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Business combination – Intelig acquisition	-	-	71,405	71,405
Lease of LT Amazonas Infrastructure	-	-	11,022	8,381
Effect of merger of TIM Fibers	-	-	770	940
Profit sharing	336	495	16,594	26,047
Taxes with suspended enforceability	-	-	12,872	12,872
Fistel – Recovery TFI	-	-	50,721	-
Amortized goodwill – TIM Fiber	-	-	(264,639)	(201,125)
Derivative transactions	-	-	(336,621)	(150,842)
Capitalization interests on 4G authorization	-	-	(84,751)	(4,310)
Other		-	5,484	(3,764)
	93,215	84,917	1,246,841	1,765,306

Provision for realization of tax credits (Intelig and TIM Participações)	(93,215)	(84,917)	(1,232,315)	(1,228,209)
	-	-	14,526	537,097

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution

2016	120,692
2017	91,305
2018	105,951
2019 onwards	57,679
Tax losses and negative base	375,627

Temporary differences	(361,101)

Total credits recoverable	14,526

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2015.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$206,083 in the year 2015 (R$203,688 as of December 31, 2014).

Losses on the realization of tax credits

Considering that TIM Participações S.A. does not carry out activities that may generate income tax and social contribution taxable bases, the full loss on tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$93,215 at December 31, 2015 (R$84,917 at December 31, 2014), was recognized.

In the case of subsidiary Intelig, considering that it has not presented a taxable income history, and also do not expect future taxable income, a total provision for realization of tax credits mentioned was set up, in the amount of R$1,139,100 as of December 31, 2015 (R$1,143,292 as of December 31, 2014), of which R$1,006,749 refers to tax losses and negative base of social contribution and R$132,351 to temporary differences.

Prepaid expenses

	Consolidated
	2015	2014

Advertising not released (*)	162,145	225,423
Rentals and insurance	46,936	46,434
Network swap (**)	37,674	46,417
Others	18,535	18,577
	265,290	336,851

Current portion	(210,056)	(266,264)
Non-current portion	55,234	70,587

 (*) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of broadcasting.

(**) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent company		Consolidated
	2015	2014	2015	2014

Civil	9,218	11,209	361,689	392,270
Labor	63,043	53,127	420,112	347,673
Tax	1,437	1,295	268,825	245,966
Regulatory	-	-	109	108
Others (*)	127	-	55,306	-

Non-current portion	73,825	65,631	1,106,041	986,017

(*) Refer to financial investments related to judicial proceedings.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for quitting the V1 sub-bands, to allow the implementation of 4G technology, after TIM Celular has won the auction. In this case, the court deposit amounts to R$53,559 (R$47,870 as of December 31st, 2014).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by the Company’s employees and third-party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i) 2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 80,205 (R$ 73,654 as of December 31, 2014) .

(ii) Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$ 64,968 (R$ 60,098 as of December 31, 2014) .

(iii) Liability for CPMF on capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$ 31,450 (R$ 29,513 as of December 31, 2014) .

(iv)  Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$ 11,450 (R$ 10,044 as of December 31, 2014) .

(v) Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$ 9,340 (R$ 8,678 as of December 31, 2014) .

(vi) Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and ERB maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$ 5,524 (R$ 4,883 as of December 31, 2014) .

(vii) Ancillary services provided for in ICMS Agreement 69/98. The current value of these deposits is R$ 5,479 (R$ 5,226 as of December 31, 2014) .

(viii) Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$ 4,001 (R$ 3,792 as of December 31, 2014) .

(ix) Deposit made by Intelig – Unconstitutionality and illegality of charging by FUST. Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues transferred for interconnections and EILD; and of the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$ 43,323 (R$ 38,064 as of December 31, 2014) .

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Investments - Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

(a)

Interest in subsidiaries

	2015
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,708,741	1,023,959

Unrealized results	-	(1,157)

Adjusted shareholders’ equity	15,708,741	1,022,802

Profit for the year	2,072,816	22,266

Unrealized results	-	808

Adjusted profit for the year	2,072,816	23,074	2,095,890

Income from equity accounting	2,072,816	23,074	2,095,890

Investment amount	15,708,741	1,022,802	16,731,543

	2014
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,101,630	1,001,566

Unrealized results	-	(1,965)

Adjusted shareholders’ equity	14,101,630	999,601

Profit for the year	1,624,569	(46,188)

Unrealized results	-	807

Adjusted profit for the year	1,624,569	(45,381)	1,579,188

Income from equity accounting	1,624,569	(45,381)	1,579,188

Investment amount	14,101,630	999,601	15,101,231

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2013	13,340,411	1,044,847	14,385,258

Income from equity accounting	1,624,569	(45,381)	1,579,188
Stock options	4,681	135	4,816
Supplementary dividends	(482,486)	-	(482,486)
Proposed dividends	(385,835)	-	(385,835)
Effect of amount of post employment benefits	290	-	290
Balance of investments at December 31, 2014	14,101,630	999,601	15,101,231

Income from equity accounting	2,072,816	23,074	2,095,890
Stock options	3,724	127	3,851
Proposed dividends	(469,013)	-	(469,013)
Effect of amount of post-employment benefits	(416)	-	(416)

Balance of investments as of December 31, 2015	15,708,741	1,022,802	16,731,543

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating incomes (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses (this one, if applicable).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

(a)

Change in property, plant and equipment

	Consolidated
	Balance 2014	Additions	Write-offs	Transfer	Balance 2015
Cost of property, plant and equipment, gross
Commutation / transmission equipment	15,352,349	12,230	(730,640)	1,931,980	16,565,919
Fiber optic cables	517,647	-	(720)	66,520	583,447
Free leased handsets	1,800,938	-	(20,853)	171,994	1,952,079
Infrastructure	4,391,570	1,244,803	(1,187,529)	575,339	5,024,183
Informatics assets	1,468,792	2	(21,194)	53,907	1,501,507
General use assets	613,588	-	(7,204)	50,702	657,086
Land	40,451	-	-	343	40,794
Construction in progress	671,845	2,804,968	(24,394)	(2,850,785)	601,634

Total property, plant and equipment, gross	24,857,180	4,062,003	(1,992,534)	-	26,926,649

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(1,196,356)	683,561	(6)	(10,653,118)
Fiber optic cables	(161,975)	(38,218)	70	-	(200,123)
Free leased handsets	(1,673,641)	(118,291)	7,992	-	(1,783,940)
Infrastructure	(2,327,097)	(367,840)	810,248	(3)	(1,884,692)
Informatics assets	(1,234,678)	(83,354)	21,188	7	(1,296,837)
General use assets	(404,543)	(43,044)	6,994	2	(440,591)

Total accumulated depreciation	(15,942,251)	(1,847,103)	1,530,053	-	(16,259,301)

Property, plant and equipment, net
Commutation / transmission equipment	5,212,032	(1,184,126)	(47,079)	1,931,974	5,912,801
Fiber optic cables	355,672	(38,218)	(650)	66,520	383,324
Free leased handsets	127,297	(118,291)	(12,861)	171,994	168,139
Infrastructure	2,064,473	876,963	(377,281)	575,336	3,139,491
Informatics assets	234,114	(83,352)	(6)	53,914	204,670
General use assets	209,045	(43,044)	(210)	50,704	216,495
Land	40,451	-	-	343	40,794
Construction in progress	671,845	2,804,968	(24,394)	(2,850,785)	601,634

Total property, plant and equipment, net	8,914,929	2,214,900	(462,481)	-	10,667,348

The consolidated figures for the period include a total effect of R$451,084 arising from the net write-off related to the sale of towers and an addition in the amount of R$ 1,244,803 related to the amount of the assets leased back as referred to above (Sale and Leaseback).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	Consolidated
	Balance 2013	Additions	Write-offs	Transfer	Balance 2014
Cost of property, plant and equipment, gross
Commutation / transmission equipment	13,664,289	9,285	(858)	1,679,633	15,352,349
Fiber optic cables	498,325	-	-	19,322	517,647
Free leased handsets	1,700,582	-	(11,207)	111,563	1,800,938
Infrastructure	3,915,669	-	(338)	476,239	4,391,570
Informatics assets	1,413,894	-	(41,795)	96,693	1,468,792
General use assets	577,702	-	(3,748)	39,634	613,588
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845

Total property, plant and equipment, gross	22,527,117	2,396,194	(66,131)	-	24,857,180

Accumulated depreciation
Commutation/transmission equipment	(9,067,571)	(1,073,558)	920	(108)	(10,140,317)
Fiber optic cables	(127,033)	(34,942)	-	-	(161,975)
Free leased handsets	(1,559,511)	(118,067)	3,831	106	(1,673,641)
Infrastructure	(2,004,384)	(322,903)	192	(2)	(2,327,097)
Informatics assets	(1,199,207)	(77,265)	41,792	2	(1,234,678)
General use assets	(362,169)	(46,113)	3,737	2	(404,543)

Total accumulated depreciation	(14,319,875)	(1,672,848)	50,472	-	(15,942,251)

Property, plant and equipment, net
Commutation / transmission equipment	4,596,718	(1,064,273)	62	1,679,525	5,212,032
Fiber optic cables	371,292	(34,942)	-	19,322	355,672
Free leased handsets	141,071	(118,067)	(7,376)	111,669	127,297
Infrastructure	1,911,285	(322,903)	(146)	476,237	2,064,473
Informatics assets	214,687	(77,265)	(3)	96,695	234,114
General use assets	215,533	(46,113)	(11)	39,636	209,045
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845

Total property, plant and equipment, net	8,207,242	723,346	(15,659)	-	8,914,929

(b)

Depreciation rates

Annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

In 2015, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

                      Consolidated

	Balance 2014	Additions	Transfer	Write-offs	Capitalized Interests	Balance 2015
Cost of intangible assets, gross
Software rights to use	11,502,962	-	1,601,622	(16,048)	-	13,088,536
Authorizations	5,078,310	81,914	28,798	-	-	5,189,022
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	164,182	28,991	2,943	-	-	196,116
Intangible assets in development	2,954,175	1,770,712	(1,633,363)	-	270,117	3,361,641

Intangible assets, gross	21,520,250	1,881,617	-	(16,048)	270,117	23,655,936

Accumulated amortization
Software rights to use	(8,477,702)	(1,132,698)	2,877	15,741	-	(9,591,782)
Authorizations	(3,614,957)	(344,915)	(2,877)	-	-	(3,962,749)
List of clients	(53,200)	(16,800)	-	-	-	(70,000)
Right to use infrastructure LT Amazonas	(12,802)	(9,909)	-	-	-	(22,711)
Other assets	(38,955)	(10,546)	-	-	-	(49,501)

Total accumulated amortization	(12,197,616)	(1,514,868)	-	15,741	-	(13,696,743)

Intangible assets, net
Software use rights (b)	3,025,260	(1,132,698)	1,604,499	(307)	-	3,496,754
Authorizations	1,463,353	(263,001)	25,921	-	-	1,226,273
Goodwill (c)	1,527,219	-	-	-	-	1,527,219
List of clients (d)	42,000	(16,800)	-	-	-	25,200
Right to use infrastructure LT Amazonas (e)	185,400	(9,909)	-	-	-	175,491
Other assets	125,227	18,445	2,943	-	-	146,615
Intangible assets in development (f)	2,954,175	1,770,712	(1,633,363)	-	270,117	3,361,641
Intangible assets, net	9,322,634	366,749	-	(307)	270,117	9,959,193

                                  Consolidated

	Balance 2013	Additions	Transfer	Capitalized Interests	Balance 2014
Cost of intangible assets, gross
Software rights to use	10,172,666	-	1,330,296	-	11,502,962
Authorizations	4,968,081	93,180	17,049		5,078,310
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	380,473	3,287	(185,558)	-	198,202
Other assets	79,464	-	84,718	-	164,182
Intangible assets in development	30,963	4,340,062	(1,432,063)	15,213	2,954,175

Intangible assets, gross	17,254,066	4,436,529	(185,558)	15,213	21,520,250

Accumulated amortization
Software rights to use	(7,478,596)	(999,106)	-	-	(8,477,702)
Authorizations	(3,269,536)	(345,421)	-	-	(3,614,957)
List of clients	(36,400)	(16,800)	-	-	(53,200)
Right to use infrastructure LT Amazonas	(6,053)	(6,749)	-	-	(12,802)
Other assets	(27,300)	(11,655)	-	-	(38,955)

Total accumulated amortization	(10,817,885)	(1,379,731)	-	-	(12,197,616)

Intangible assets, net
Software use rights (b)	2,694,070	(999,106)	1,330,296	-	3,025,260
Authorizations	1,698,545	(252,241)	17,049	-	1,463,353
Goodwill (c)	1,527,219	-	-	-	1,527,219
List of clients (d)	58,800	(16,800)	-	-	42,000
Right to use infrastructure LT Amazonas (e)	374,420	(3,462)	(185,558)	-	185,400
Other assets	52,164	(11,655)	84,718	-	125,227
Intangible assets in development (f)	30,963	4,340,062	(1,432,063)	15,213	2,954,175

Intangible assets, net	6,436,181	3,056,798	(185,558)	15,213	9,322,634

(a)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
List of clients	18
Right to use infrastructure - LT Amazonas	5
Other assets	20

(b) Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(c) Goodwill from previous years

(c.1) Intelig´s acquisition

The goodwill arising from the acquisition of Intelig in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

As of December 31, 2015, the Company used the value in use method to perform the impairment test, using the following assumptions:

•

Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s tangible and intangible assets at December 31, 2015;

•

The projection of Intelig’s costs was based on expected projection (4.12% p.a.) which is consistent with the projections prepared by market institutions;

•

Since this is a continuous business, as from the fifth year of the projection cash flow growth of 3% p.a. has been estimated as perpetuity;

•

The discount rate applied to projected cash flows was 10.40% p.a. (12.32% p.a.at December 31, 2014)

•

In the period from 2016 to 2020, projected growth was 6.48%.

•

The inflation rate expected by the Company is 4.83% p.a.on average and is in line with the estimates prepared by representative market institutions;

The results of the test carried out as of December 31, 2015 indicated that there was no need to recognize impairment.

(c.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

In 2015, the Company identified the need for changing the cash generating unit (“CGU”) previously known as TIM Fiber. TIM Celular is the new CGU as from fiscal year 2015. This change was based on changes in the consumer profile in the mobile telephone markets, with a fall in voice usage and a rise in data usage, thus requiring restructuring of the network infrastructure.

Under this new scenario, a convergence can be seen between the data and voice networks, and decisions on investments in infrastructure are now taken on an integrated basis.

In this context, the Company adopted a new strategy by using the transport network and optical fiber links in an integrated manner through fixed and mobile services, taking advantage of the existing installations, with small cells in Rio de Janeiro and São Paulo in order to improve data traffic. This integration makes it difficult to identify the flows relating to Fiber operations separately. In this sense, the Management’s opinion is that goodwill should also be assigned to the generating of benefits arising from mobile services.

The change in CGU as a result of a different strategy was consolidated in 2015. Thus, for this year, Tim Celular was the cash generating unit identified for impairment testing of goodwill, in the amount of R$1,159,648. The impairment testing of said goodwill used this CGU and the valuein use method, having also considered the calculations using the methods applied in prior years, according to the norms in force. The principal assumptions used in this method are:

•

Percentages of growth in the number of clients, in line with the Company’s business plan and prepared for 5 years;

•

Increase in revenues from services provided due to: guaranteed speed mix and voice over IP option on the fixed-line component and increased demand for data, enlarging the footprint of 4G technology, spectrum, network and growth on the mobile component;

•

Operation and maintenance costs estimates include the growth in the number of clients served, occasional scale gains and inflation effects. The inflation rate expected by the Company for Fiber and mobile business operational expenses (4.83% p.a.on average) is in line with the estimates prepared by representative market institutions;

•

Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 3% p.a.;

•

The discount rate for estimated cash flows was 12.00% p.a.

The result of these impairment tests performed in December 31, 2015, considering both the model of previous years and the new one, showed no evidence of the need to recognize any losses.

(c.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need to recognize any impairment loss. The assumptions used for these estimates are detailed above.

(d)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(e)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4), as approved by a CVm Deliberation and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (note 16).

(f) Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and adjusted by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the year 2015 was R$7,731 (R$468 in December 2014) of interest and R$7,859 (R$719 in December 2014) of monetary adjustments.

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction of R$295 million, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. On a yearly basis, from 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary adjusted based on the IGP-DI index. In the fiscal year 2015, the impact generated by the appropriation of AVP interest amounted to R$25,793 (R$2,068 in December 2014), while the impact from indexation was R$98.307 (R$10,466 in December 2014).

As of April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The license mentioned above relate to the concept of qualifying asset. Consequently, the finance charges are capitalized at the average rate of 13.25% p.a. in connection with the borrowings and financing valid for the period. The amount capitalized in 2015 was R$236,592 (R$12,677 in December 2014).

Leasing

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	2015	2014

LT Amazonas	199,935	195,036
	199,935	195,036

Current portion	(1,969)	(1,525)
Non-current portion	197,966	193,511

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$370,938.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amounts

Up to December 2016	22,177
January 2017 to December 2020	80,832
January 2021 onwards	267,929
370,938

The present value of installments receivable is R$ 199,935 (R$195,036 in 2014), of which R$185,558 of principal and R$ 14,377 of interest accrued until December 31, 2015. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56%.

Liabilities

	Consolidated
	2015	2014

LT Amazonas	340,582	329,669
Sale of Towers ( L easeback)	1,277,924	-
	1,618,506	329,669

Current portion	(38,592)	(3,642)
Non-current portion	1,579,914	326,027

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Up to December 2016	42,524
January 2017 to December 2020	148,211
January 2021 onwards	490,725
681,460

The consolidated nominal value of future installments due by TIM Celular is R$681,460. Its present value is R$340,582 (R$329,669 in 2014), composed by R$313,001 for principal and R$27,581 for interest as of December 31, 2015, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44%.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

As a result of the tower lease agreements (MLA), TIM Celular agreed to lease part of the infrastructure space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreements provide for monthly lease amounts according to the type of tower (greenfield and rooftop), annually restated by the IGP-M index.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Up to December 2016	170,859
January 2017 to December 2020	550,951
January 2021 onwards	1,989,194
2,711,004

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$2,711,004. Their present value is R$ 1,277,924 , of which R$ 1,244,803 of principal and R$ 33,121 of interest as of December 31, 2015. These amounts above were calculated and estimated on the date of execution of the agreement, projecting future payments discounted at 14.39%, 17.08% and 17.00% for the amounts disbursed in April, September and December 2015, respectively.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	2015	2014	2015	2014

Local currency
Suppliers of materials and services (a)	3,549	1,218	3,524,741	5,083,718
Interconnection (b)	-	-	76,670	154,641
Roaming (c)	-	-	1,206	635
Co-billing (d)	-	-	71,547	56,388
	3,549	1,218	3,674,164	5,295,382

Foreign currency
Suppliers of materials and services (a)	522	-	87,528	82,780
Interconnection (b)	-	-	-	323
Roaming (c)	-	-	23,253	23,719
	522	-	110,781	106,822

Current portion	4,071	1,218	3,784,945	5,402,204

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As of December 31, 2015, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$146,149 (R$124,394 as of December 31, 2014).

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, will have to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$77 million as of December 31, 2015), which is still pending trial (note 15).

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of EAD, with the total commitment assumed by TIM Celular amounting to R$1,199 million, adjusted by the IGP-DI and paid in four installments, of which R$370 million (30%) was paid on April 9, 2015, to this entity (note 15.f).

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31); and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E .. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

On December 17, 2015 TIM was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) and is now awaiting conclusion of the bid opening and adjudicating sessions relating to Bidding Process 002/2015-SOR /SPR/ ANATEL to confirm its expected acquisition of 10 + 10 MHz / 2,500 MHz thereof. Adjudication is due to conclude in 1 st quarterof 2016 and the corresponding licensing agreements are expected to be signed in 2 nd quarter of 2016.

At December 31, 2015, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
Authorizations payable	2015	2014

700 Mhz frequency band cleaning, net of AVP	918,388	1,164,666
Updated ANATEL Debt	77,450	61,860
Guarantee insurance on authorizations	15,985	20,013
Renewal of authorizations	146,149	124,394
Authorizations payable	-	1,248
	1,157,972	1,372,181

Current portion	(467,687)	(493,169)
Noncurrent portion	690,285	879,012

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

The Authorizations held on a primary basis by TIM Celular as of December 31, 2015, as well as their maturity dates, are detailed below:

Maturity Date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	RJ – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	DF – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipatily and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	-	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Borrowings and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

			Maturity
Description	Currency	Charges	date	2015	2014
BNDES (1)	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	2,528,140	2,522,781
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	68,628	92,939
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	1,475,426	913,208
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	563,465	386,420
BNB (2)	R$	10.00% p.a.	Jan/16	931	11,966
Banco do Brasil (CCB)	R$	106.50% of CDI	Sep/15 to Dec/15	-	413,458
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	187,038	190,841
European Investment Bank (EIB) (2)	USD	Libor 6M + 0.57% to 1.32%p.a.	Sep/16 to Feb/20	1,859,839	1,264,463
Bank of America (Res. 4131) (4)	USD	Libor 3M + 1.35% p.a.	Sep/16	468,114	318,387
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	304,924	266,509
JP Morgan (Res. 4131) (4)	USD	1.73% p.a.	Sep/15	-	133,448
Cisco Capital (4)	USD	1.80% to 2.50% p.a..	Sep/18 to Dec/20	469,931	239,999
Total				7,926,436	6,754,419
Current				(2,326,186)	(1,281,554)
Non-current				5,600,250	5,472,865

Guarantees:

(1)

Guaranteed by TIM Participações and collateral of receivables of TIM Celular

(2)

Bank escrow and Surety by TIM Participações.

(3)

 Guaranteed by TIM Participações.

(4)

No guarantee

The parent company TIM Participações does not have borrowings or financing at December 31, 2015.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The subsidiary TIM Celular has complied with these financial ratios.

Credit Facilities

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	December 31, 2015	December 31, 2014
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	1,411,173	437,927	786,500
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	1,355,370	435,530	845,500
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	299,000	129,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-	-
KFW Finnvera	USD	Dec/15	Jun/18	150,000	150,000	-	-
Total:						1,172,457	1,761,000

Purpose:

(1)

Financing of investments in network and information technology for the years 2014, 2015 and 2016.

(2)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at December 31, 2015, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$146 million. This amount was recorded in Deferred Revenues under “Government Subsidies” line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income”.

In 1st July, 2015, TIM Celular made an early settlement of the CCBs existing with Banco do Brasil in the total amount of R$300 million. This early settlement aimed at the efficient management of the Company’s indebtedness through the payment of its more expensive debts.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at December 31, 2015 mature as follows:

Consolidated

2017	1,212,352
2018	1,137,206
2019	1,478,750
2020	914,706
2021 onwards	857,236
5,600,250

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in December 31, 2015, the PSI credit lines would have an amount lower than that presented in the financial statements by approximately R$30 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$4 million less than the accounting balance.

Indirect taxes, fees and contributions payable

	Parent Company		Consolidated
	2015	2014	2015	2014

ICMS	-	-	419,547	561,845
ANATEL taxes and fees	-	-	21,354	35,627
ISS	165	35	43,109	38,776
Others	152	190	17,861	9,742
	317	225	501,871	645,990

Current portion	(317)	(225)	(501,768)	(645,896)
Non-current portion	-	-	103	94

Direct taxes, fees and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

	Parent Company		Consolidated
	2015	2014	2015	2014

Income tax and social contribution	-	-	338,351	267,030
PIS/COFINS	25	-	63,658	71,836
Others (*)	21	14	55,022	52,472
	46	14	457,031	391,338

Current portion	(46)	(14)	(213,880)	(162,311)
Non-current portion	-	-	243,151	229,027

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSL) in installments.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Deferred revenues

	Consolidated
	2015	2014

Prepaid services to be provided (1)	400,025	393,585
Government grants (2)	145,892	92,295
Network swap (3)	37,674	46,417
Anticipated receipts	25,877	33,150
Deferred revenues for sale of towers (4)	973,613	-
	1,583,081	565,447

Current portion	(484,392)	(427,862)
Non-current portion	1,098,689	137,585

(1) This refers to minutes not used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through December 31, 2015 was R$202,954. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other incomes (expenses), net” group (note 31).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 11).

(4) Refers to amounts to be appropriated from sales of towers (note 1.b).

Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

The Company and its subsidiaries are parties to legal and administrative proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	2015	2014	2015	2014

Civil (a)	-	-	92,820	103,303
Labor (b)	4,403	3,103	69,312	62,947
Tax (c)	-	-	224,858	194,845
Regulatory (d)	-	500	28,621	45,414
	4,403	3,603	415,611	406,509

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2014	Additions, net of reversals	Payments	Monetary adjustment	2015

Civil (a)	103,303	318,315	(383,663)	54,865	92,820
Labor (b)	62,947	8,705	(3,356)	1,016	69,312
Tax (c)	194,845	32,080	(22,211)	20,144	224,858
Regulatory (d)	45,414	873	(20,031)	2,365	28,621
	406,509	359,973	(429,261)	78,390	415,611

a.

Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$51,953 (R$66,531 as of December 31, 2014) refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged sales of products tied to services; (iii) challenges about the quality of client assistance; (iv) alleged violation of SAC Decree; (v) alleged violation of agreements; (vi) alleged false advertising; and (vii) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$3,324 (R$3,743 as of December 31, 2014).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$18,496 (R$14,918 as of December 31, 2014).

a.4

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$10,812 (R$12,709 as of December 31, 2014)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$3,606 (R$4,276 as of December 31, 2014).

b.

Labor claims

The main oustanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,148 labor claims at December 31, 2015 (1,072 at December 31, 2014) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. The provision for these cases amounts to R$55,412 (R$50,149 at December 31, 2014).

Another significant portion of the existing provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At December 31, 2015, the provision for these cases amounts to R$7,232 (R$15,235 as of December 31, 2014).

c.

Tax processes

	Consolidated
	2015	2014
Federal Taxes	52,576	33,644
State Taxes	75,970	65,548
Municipal Taxes	1,477	1,573
Intelig proceedings (purchase price allocation)	94,835	94,080
	224,858	194,845

The Company and its subsidiaries have received tax assessments for which our internal and external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

Federal taxes

The provision for TIM Celular has been made for nine cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL, and IRRF transactions, and the voluntary reporting of the penalty regarding FUST payment. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF  (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provisioned currently total R$31,338 (R$28,253 as of December 31, 2014), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provisioned and updated in August 2015 is R$11,512.

The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carriedforward from periods prior to offsetting, totaling the updated amount of R$4,968 (R$843 as of December 31, 2014).

State taxes

These include the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$24,626 (R$22,352 as of December 31, 2014).

The updated provision made for Intelig’s state taxes amount to R$21,726 (R$20,070 as of December 31, 2014). This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$17,369 (R$16,175 as of December 31, 2014).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig cases

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation process, amount to R$94,835 (R$94,080 as of December 31, 2014).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

In 2015, payments were made to ANATEL due to non-compliance with the General Quality Enhancement Plan (PGMQ) and the obligations regarding Users’ Rights and Guarantees (DGU), in the amount of R$18,620.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company's legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the financial statements as shown below:

	Consolidated
	2015	2014

Civil (e.1)	1,189,130	863,303
Labor (e.2)	442,800	489,790
Tax (e.3)	8,400,356	9,088,630
Regulatory (e.4)	65,849	91,934
	10,098,135	10,533,657

The administrative and legal proceedings assessed as possible losses by the Management are monitored and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.

Civil

	Consolidated
	2015	2014
Actions filed by consumers (e.1.1)	525,406	408,702
ANATEL (e.1.2)	129,061	115,309
Procon and Public Prosecutor’s Office (e.1.3)	255,008	165,670
Former trade partners (e.1.4)	118,698	82,034
Social and environmental, and infrastructure (e.1.5)	41,240	25,377
Others	119,717	66,211
	1,189,130	863,303

e.1.1 Actions filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2.

ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3 Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4 Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5 Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) licensing, such as Environmental licensing and Structure licensing (installation/operation) and (2) electromagnetic radiation emitted by the Telecom structures;  renewal of leasing land agreements to install sites; eviction from land leased to install sites; and presentation of registration data; among others. The amounts involved are R$ 34,688 (R$21,597 as of December 31, 2014) and R$ 6,552 (R$3,780 as of December 31, 2014), respectively.

e.2.

Labor claims

Most of the 3,400 labor claims filed against the Company and its subsidiaries as of December 31, 2015 (5,400 as of December 31, 2014) refer to claims made by former employees of service providers in the amount of R$374,807 (R$404,834 at December 31, 2014).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, and other internal sites of TIM, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total amount of R$12,150 (R$20,274 as of December 2014).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing totaling R$56,000 (R$56,000 at December 31, 2014).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,800.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$ 4,282 (R$4,039 at December 31, 2014).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the amount of R$7,708 (R$7,321 at December 31, 2014).

Intelig received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management's fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration totaling R$41,116 (R$30,063 at December 31, 2014).

e.3. Tax

	Consolidated
	2015	2014
Federal Taxes (e3.1)	1,905,594	2,397,853
State Taxes (e.3.2)	4,585,810	4,980,731
Municipal Taxes (e.3.3)	345,089	318,817
FUST, FUNTTEL and EBC (e.3.4)	1,563,863	1,391,229
	8,400,356	9,088,630

e.3.1.Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$ 1,905,594 as of December 31, 2015. Of this total, the following issues stand out:

(i)

Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits on Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$1,264,205 (R$1,687,592 at December 31, 2014).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$85,135 (R$85,478 at December 31, 2014.

(iii)

Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis. The amount involved is R$35,662 (R$35,662 at December 31, 2014).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved is R$150,763 (R$236,962 at December 31, 2014) for TIM Celular and R$33,722 (R$39,957 at December 31, 2014) for Intelig.

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$229,823 (R$268,995 at December 31, 2014).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

e.3.2. State Taxes

Assessment against the TIM Group for state taxes amounted to R$ 1,905,594 as of December 31, 2015.  Of the total amount the following issues stand out:

(i)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefited from a reduction in the calculation base. The amount involved is R$60,322 (R$74,615 at December 31, 2014).

(ii)

ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted. The amount involved is R$772,336 (R$855,497 at December 31, 2014).

(iii)

Taxation of international roaming services. The amount involved is R$25,567 (R$27,891 at December 31, 2014).

(iv)

Credits booked for the return of cell phones on free lease. The amount involved is R$20,358 (R$20,358 at December 31, 2014).

(v)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$932,584 (R$1,343,892 at December 31, 2014).

(vi)

Alleged conflict between ancillary obligations data and the payment of the tax. The amount involved is R$64,744 (R$68,356 at December 31, 2014).

(vii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin. The amount involved is R$649,778 (R$698,898 at December 31, 2014).

(viii)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$87,550 (R$87,550 at December 31, 2014).

(ix)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$67,941 (R$69,287 at December 31, 2014)

(x)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$135,176 (R$201,841 at December 31, 2014).

(xi)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$549,627 (R$639,606 at December 31, 2014).

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS The amount involved is R$17,568 (R$19,165 at December 31, 2014).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$345,089 as of December 31, 2015. Of this amount, the following issues stand out:

(i)

payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$92,499 (R$110,999 at December 31, 2014).

(ii)

collection of ISS on import of services. The amount involved is R$94,359 (R$94,359 at December 31, 2014)

e.3.4. FUST, FUNTTEL and EBC

The amount assessed against the TIM Group for contributions to FUST, FUNTTEL and EBC is R$1,563,863 as of December 31, 2015 (R$1,390,054 at December 31, 2014). The principal discussion involves the payment of the contributions to FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, we are challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorizationand; (iii) not complying with SMP and STFC regulations, among others.

At December 31, 2015, the amount stated for Breach of Obligation procedures (locally PADOs) that was rated ‘possible loss’ was R$65,849 (R$91,934 at December 31, 2014).

On obtaining an extension of authorization to use radio frequencies associated with SMP, the TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges were challenged in administrative appeals, and will be forwarded for legal when this instance’s procedure has been exhausted.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

		Consolidated
	2015	2014

Opening balance	286,275	299,813

Write-offs recorded throughout the year, net of additions	(258,627)	(21,453)
Monetary adjustment for the year	3,961	7,915

Closing balance	31,609	286,275

(*) The amounts consolidated in the period include the effect of R$193,205 , arising from the write-off related to the sale of towers (note 1.b).

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 12.27% p.a. at December 31, 2015 (9.98% p.a. at December 31, 2014).

Shareholders' equity

a.

Capital stock

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company’s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

The subscribed and paid up capital is represented as follows:

	2015	2014

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase in the Company’s capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the Company’s Long-Term Incentive Plan in that order.

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	2015	2014

Special goodwill reserve	380,560	380,560
Stock options	20,876	16,372
Tax benefit reserve	1,040,661	947,538
	1,442,097	1,344,470

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 26).

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of December 2015 and 2014 was R$1,040,661 and R$947,538, respectively.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company's bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

At December 31, 2015, dividends were calculated as shown below:

2015

Net income for the year	2,071,145
(-) Legal reserve constitution	(103,557)
(-) Tax incentives not to be distributed	(93,123)
Adjusted profit	1,874,465

Dividends to be distributed:
Minimum dividends calculated considering 25% of the adjusted profit	468,616

Dividends per share (Reais per share)	0.1936

At December 31, 2014, dividends were calculated as follows:

2014

net income for the year	1,546,419
(-) Legal reserve constitution	(77,322)
Adjusted profit	1,469,097

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted profit	367,274

Dividends per share (Reais per share)	0.1518

The Annual General Meeting of TIM Participações S.A. held on April 14, 2015, approved payment of minimum mandatory dividends in the amount of R$367,274. Said amount was paid on June 16, 2015.

The balance of dividends payable at December 31, 2015 consists of the minimum dividends amount, calculated as above, in addition to prior year amounts totaling R$56,163 (R$53,728 in 2014).

Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “ 2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Stock options are effective for 6 years and the Company has no legal or informal obligation to repurchase or settle the options in cash.

On October 16, 2015, the 2nd Grant was made under 2014-2016 Plan.

The variation in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Fall due in the year	Balance at the end of the year
2015
2014-2016 Plan – 2nd Grant	3,355,229	Out/21	8.4526	-	3,355,229	-	-	-	3,355,229
2014-2016 Plan – 1st Grant	1,687,686	Set/20	1.4184	1,456,353	-	-	(150,791)	-	1,305,562
2011-2013 Plan– 3rd Grant	3,072,418	Jul/19	8.1349	1,971,900	-	-	(439,916)	-	1,531,984
2011-2013 Plan– 2nd Grant	2,661,752	Set/18	8.9571	671,091	-	-	(157,187)	-	513,904
2011-2013 Plan– 1st Grant	2,833,595	Ago/17	8.8404	-	-	-	-	-	-
Total	13,610,680			4,099,344	3,355,229	-	(747,894)	-	6,706,679
Weighted average exercise price		9.3854
(*) No options were exercised in 2015 for the "2011-2013 plan" because the minimum performance was not reached.
2014
Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Fall due in the year	Balance at the end of the year
2014-2016 Plan – 2nd Grant	-	-	-	-	-	-	-	-	-
2014-2016 Plan – 1st Grant	1,687,686	Set/20	13.4184	-	1,687,686	-	(231,333)	-	1,456,353
2011-2013 Plan– 3rd Grant	3,072,418	Jul/19	8.1349	3,003,087	-	(971,221)	(59,966)	-	1,971,900
2011-2013 Plan– 2nd Grant	2,661,752	Set/18	8.9571	1,603,269	-	(896,479)	(35,699)	-	671,091
2011-2013 Plan– 1st Grant	2,833,595	Ago/17	8.8404	1,551,160	-	(1,532,132)	(19,028)	-	-
Total	10,255,451		6,157,516		1,687,686	(3,399,832)	(346,026)	-	4,099,344
Weighted average exercise price		10.1466

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94%p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89%p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66%p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66%p.a
2015 Grant	R$ 8.45	35.50% p.a	6 years	16.10%p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Company Board of Directors approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the 12-month period, totaled R$ 4,504 (R$5,687 in the same period of 2014).

Net operating revenues

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	Consolidated
	2015	2014

Service revenue - Mobile
Subscription and use	9,763,865	11,007,035
Network use	1,581,834	2,630,661
Long distance	2,710,730	3,094,139
VAS - Additional services	7,741,751	6,616,020
Others	319,581	284,168
	22,117,761	23,632,023

Service revenue - Landline	1,003,185	901,159
Service revenue	23,120,946	24,533,182

Goods sold	2,646,866	4,471,320
Gross operating revenue	25,767,812	29,004,502

Deductions from gross revenue
Taxes	(6,248,035)	(6,723,442)
Discounts given	(2,213,041)	(2,584,002)
Returns and others	(167,885)	(198,893)
	(8,628,961)	(9,506,337)

Total net revenue	17,138,851	19,498,165

Cost of services provided and goods sold

	Consolidated
	2015	2014

Personnel	(91,026)	(80,259)
Third party services	(490,790)	(439,018)
Interconnection and means of connection	(2,805,364)	(3,429,108)
Depreciation and amortization	(2,535,683)	(2,345,481)
ANATEL fees	(14,742)	(13,887)
Rentals and insurance	(495,550)	(412,519)
Training	(82)	(453)
Others	(16,952)	(22,746)
Cost of services provided	(6,450,189)	(6,743,471)

Cost of goods sold	(1,856,668)	(3,340,449)
	(8,306,857)	(10,083,920)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Selling expenses

	Consolidated
	2015	2014

Personnel	(687,629)	(624,730)
Third party services (*)	(2,191,028)	(2,180,640)
Advertising and publicity	(560,558)	(622,781)
Allowance for doubtful accounts	(230,357)	(248,576)
ANATEL fees (**)	(871,184)	(1,043,713)
Depreciation and amortization	(162,267)	(158,888)
Rentals and insurance	(93,265)	(95,057)
Training	(509)	(1,644)
Others	(30,098)	(46,943)
	(4,826,895)	(5,022,972)

(*) Includes mainly the expenses with commissions, and professional and technical services.

(**) Represent the amounts regarding TFI (Facilities Inspection Fee) and TFF (Operation Inspection Fee).

General and administrative expenses

	Parent company		Consolidated
	2015	2014	2015	2014

Personnel	(12,601)	(11,138)	(265,198)	(257,887)
Third party services	(15,118)	(10,980)	(471,747)	(540,894)
Depreciation and amortization	-	-	(319,106)	(202,789)
Rentals and insurance	(205)	(213)	(67,465)	(62,937)
Training	-	-	(11,877)	(12,572)
Others	(1,134)	(1,546)	(59,884)	(53,675)
	(29,058)	(23,877)	(1,195,277)	(1,130,754)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Other incomes (expenses), net

	Parent company		Consolidated
	2015	2014	2015	2014
Incomes
Subsidy income, net	-	-	21,513	12,370
Fines on telecommunications services	-	-	37,630	34,107
Income from the disposal of assets (*)	-	-	1,459,067	-
Other income	778	-	50,528	9,002
	778	-	1,568,738	55,479
Expenses
FUST/FUNTTEL (**)	-	-	(168,238)	(189.701)
Taxes, fees and contributions	(1)	-	(3,970)	(3.270)
Provision for legal and administrative proceedings, net of reversal	(1,717)	(672)	(348,339)	(260.235)
Cost of disposal of assets (*)	-	-	(245,756)	-
Other expenses	(24)	(64)	(23,125)	(31,682)
	(1,742)	(736)	(789,428)	(484,888)

Amortization of authorizations	-	-	(344,915)	(345.421)
	(1,742)	(736)	(1,134,343)	(830,309)

Other incomes (expenses), net	(964)	(736)	434,395	(774,830)

(*) During the year, 5,483 towers were transferred to ATC regarding the 1 st , 2 nd and 3 rd tranches, respectively, according to the agreements entered into between the parties (notes 14 and 1.b). The leaseback was analyzed and classified as financial lease, taking into account the requirements set forth in IAS17/CPC 06 (R1) , approved by CVM Deliberation ..

The risks and benefits of the assets were transferred to the purchaser on each transfer date ( on April 29, 2015, September 30, 2015 and December 16, 2015), and a total of R$ 1,253,618 (R$ 1,210,980 , net of residual values and ARO write-off) was recognized as other operating incomes due to the disposal of assets.

(**) Expenses incurred with contributions on several telecommunications revenues due to ANATEL , according to the legislation in force.

Financial income

	Parent company		Consolidated
	2015	2014	2015	2014

Interest on financial investments	5,812	2,450	647,629	521,637
Interest received from clients	-	-	60,208	52,707
Swap interest	-	-	50,611	35,452
Interest on leasing	-	-	24,045	32,085
Monetary adjustment	1,278	696	57,917	54,189
Other incoms	-	-	8,327	6,347
	7,090	3,146	848,737	702,417

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Financial expenses

	Parent company		Consolidated
	2015	2014	2015	2014

Interest on borrowings and financing	-	-	(179,726)	(337,172)
Interest paid to suppliers	(42)	-	(142,092)	(128,796)
Interest on taxes and fees	(56)	(14)	(21,124)	(10,658)
Swap interest	-	-	(308,216)	(185,284)
Interest on leasing	-	-	(145,274)	(43,904)
Monetary adjustment	(804)	(11,052)	(178,904)	(154,731)
Discounts granted	-	-	(64,004)	(86,333)
Other expenses	(546)	(242)	(76,184)	(50,416)
	(1,448)	(11,308)	(1,115,524)	(997,294)

Exchange variation, net

	Parent company		Consolidated
	2015	2014	2015	2014
Revenue
Borrowings and financing	-	-	-	3,469
Suppliers	32	119	9,107	6,022
Swaps	-	-	1,109,006	273,444
Others	-	-	29,902	18,073
	32	119	1,148,015	301,008

Expenses
Borrowings and financing	-	-	(1,108,309)	(273,496)
Suppliers	(397)	(113)	(28,949)	(11,469)
Swaps	-	-	-	(5,780)
Others	-	-	(8,348)	(8,158)
	(397)	(113)	(1,145,606)	(298,903)

Exchange variations, net	(365)	6	2,409	2,105

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (note 40).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

35. Income tax and social contribution expenses

	Consolidated
	2015	2014
Current income tax and social contribution
Income tax for the year	(353,117)	(338,999)
Social contribution for the year	(130,928)	(125,754)
Tax incentive – SUDENE/SUDAM (*)	93,123	137,192
	(390,922)	(327,561)
Deferred income tax and social contribution
Deferred income tax	(378,168)	(234,493)
Deferred social contribution	(136,140)	(84,418)
	(514,308)	(318,911)

Provision for income tax and social contribution contingencies	(3,464)	(26)

	(908,694)	(646,498)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent company		Consolidated
	2015	2014	2015	2014

Income before income tax and social contribution	2,071,145	1,546,419	2,979,839	2,192,917
Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(704,189)	(525,782)	(1,013,145)	(745,592)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(8,298)	(11,128)	(4,106)	(25,274)
Income from equity accounting	712,603	536,924	-	-
Permanent additions and exclusions
Undeductible donations	-	-	(3,058)	(5,537)
Undeductible fines	(116)	(9)	(12,939)	(9,796)
Losses accounts receivable – Co billing	-	-	(3,267)	(7,674)
Sale of towers impact	-	-	27,546	-
Other permanent additions and exclusions	-	-	(5,146)	(3,007)
Tax incentive – SUDENE/SUDAM	-	-	93,123	137,192
Other amounts	-	(5)	12,298	13,190
	704,189	525,782	104,451	99,094
Income tax and social contribution charged to income for the year	-	-	(908,694)	(646,498)

Effective tax rate	-	-	30.49%	29.48%

According to Article 443, item I, of Decree No. 3000/1999, investments subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	2015	2014

Income attributable to shareholders of the Company	2,071,145	1,546,419

Weighted average number of common shares issued (thousands)	2,420,237	2,417,850

Basic earnings per share (expressed in R$)	0.8558	0.6396

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2015	2014

Income attributable to shareholders of the Company	2,071,145	1,546,419

Weighted average number of common shares issued (thousands)	2,420,325	2,418,877

Diluted earnings per share (expressed in R$)	0.8557	0.6393

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2015	2014

Telecom Argentina Group (1)	3,073	2,843
Telecom Italia Sparkle (1)	6,212	7,282
Lan Group (4)	3,881	6,345
TIM Brasil (6)	2,822	2,458
Others	674	674
Total	16,662	19,602

	Liabilities
	2015	2014

Telecom Italia S.p.A. (2)	38,823	31,095
Telecom Argentina Group (1)	5,304	1,246
Telecom Italia Sparkle (1)	14,657	14,638
Italtel (3)	45,004	36,849
Lan Group (4)	3,854	3,094
TIM Brasil (6)	4,309	3,780
Vivendi Group (7)	1,035	-
Others	38	3,683
Total	113,024	94,385

	Revenue
	2015	2014

Telecom Italia S.p.A. (2)	3,668	2,938
Telecom Argentina Group (1)	5,771	6,663
Telecom Italia Sparkle (1)	5,223	10,230
Lan Group (4)	1,590	841
Total	16,252	20,672

	Costs/Expenses
	2015	2014

Telecom Italia S.p.A. (2)	9,769	7,225
Telecom Italia Sparkle (1)	35,626	28,059
Telecom Argentina Group (1)	3,109	2,880
Lan Group (4)	51,806	40,444
Generali (5)	1,053	6,212
Vivendi Group (7)	7,669	-
Others	588	-
Total	109,620	84,820

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Fees

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2015	2014

Salaries and other short-term benefits	13,170	11,272
Share-based payments	3,029	3,464
	16,199	14,736

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A ("Telco"), hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007, together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE , Telco´s controlling companies signed a Performance Commitment Instrument (“TCD”), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions regarding the activities performed in the Brazilian market. TIM Brasil, the controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal.

On December 22, 2014, the Steering Committee of ANATEL agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the split transaction being conditional on the suspension of Telefónica’s entire political rights in Telecom Italia and its subsidiaries, and revoking the monitoring commitments previously stipulated. Furthermore, according to ANATEL ’s decision, any equity interest of Telefónica in Telecom Italia must be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica in Telecom Italia.

Concomitantly with the analysis of Telco’s spin-off, ANATEL and CADE approved the acquisition of GVT by Telefónica Brasil S.A., in December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the free market, Vivendi currently holds 21.39 % of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica. In this context, in the case records related to the operation of Telco, CADE confirmed the extinguishment of the obligations established in the TCD also with respect to TIM Brasil.

Simultaneously, through a material fact disclosed on June 24, 2015, Telefónica informed that “ the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed ”.

At December 31, 2015, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements all entered into on an arm's length basis and, when applicable, considering the regulation on providing such services as shown below:

	Consolidated
	2015	2014

Assets	351,147	310,732
Liabilities	(122,301)	(75,083)

Revenues	911,892	1,206,043
Costs/Expenses	(574,580)	(792,587)

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial revenues or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently adjusted to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist basically of swap contracts.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39, as approved by a CVM Deliberation).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries i) enter into swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financing; and ii) invest in foreign exchange funds with the purpose of reducing the impacts on commercial agreements.

At December 31, 2015, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended to hedge foreign exchange exposure linked to dollar-denominated trade agreements.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

•

the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at December 31, 2015, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

•

the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2015, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables or revenues from services rendered at December 31, 2015 and 2014.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable of, or 10% of sales revenues at December 31, 2015 and 2014.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2015			2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	1,099,574	(109,512)	990,062	510,698	(67,044)	443,654

Current portion	608,915	(109,512)	499,403	47,541	(67,044)	(19,503)
Non-current portion	490,659	-	490,659	463,157	-	463,157

The consolidated financial derivative instruments with long-term maturities at December 31, 2015 are as follows:

	Assets	Liabilities
2017	192,766	-
2018	64,655	-
2019	108,487	-
2020 onwards	124,751	-
	490,659	-

Consolidated financial assets and liabilities valued at fair value:

2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	599,414	-	599,414
Derivatives used for hedging purposes	-	1,099,574	1,099,574
Total assets	599,414	1,099,574	1,698,988

Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	109,512	109,512
Total liabilities	-	109,512	109,512

2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	41,149	-	41,149
Derivatives used for hedging purposes	-	510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes	-	67,044	67,044
Total liabilities	-	67,044	67,044

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company's own valuation methodologies.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

	Borrowings and Receivables	Assets valued at fair value	Total
At December 31, 2015
Assets, as per balance sheet
Derivative financial instruments	-	1,099,574	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	2,882,950	-	2,882,950
Securities		599,414	599,414
Cash and cash equivalents	6,100,403	-	6,100,403
Leasing	199,935	-	199,935
	9,183,288	1,698,988	10,882,276

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At December 31, 2015
Liabilities, as per balance sheet
Borrowings and financings	-	7,926,436	7,926,436
Derivative financial instruments	109,512	-	109,512
Suppliers and other obligations, excluding legal obligations	-	3,784,945	3,784,945
Leasing	-	1,618,506	1,618,506
	109,512	13,329,887	13,439,399

	Borrowings and Receivables	Assets valued at fair value	Total
At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments	-	510,698	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303	-	3,567,303
Securities		41,149	41,149
Cash and cash equivalents	5,232,992	-	5,232,992
Leasing	195,036	-	195,036
	8,995,331	1,698,988	9,547,178

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At December 31, 2014
Liabilities, as per balance sheet
Borrowings and financings	-	6,754,419	6,754,419
Derivative financial instruments	67,044	-	67,044
Suppliers and other obligations, excluding legal obligations	-	5,402,204	5,402,204
Leasing	-	329,669	329,669
	67,044	12,486,292	12,553,336

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At December 31, 2015 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at December 31, 2015 and 2014 are shown in the table below:

December 31, 2015

COUNTERPARTY							AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (AssetSide)	% Coverage	Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,859,821	1,859,682	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	187,038	187,038	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	304,924	304,924	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	468,114	468,114	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	469,931	469,931	100%	2.18% p.a.	88.30% of CDI

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

December 31, 2014

COUNTERPARTY							AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (AssetSide)	% Coverage	Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI MS e BOFA	1,264,369	1,264,463	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, BES	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,999	100%	1.8% p.a.	92.72% of CDI

		Currency	Reference Amount		Fair Value
	Subject		(Notional)
			2015	2014	2015	2014

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, EIB, BOFA, Cisco, KFW and JP Morgan.	BRL	2,182,666	1,901,769
Asset position					1,099,574	2,377,645
Liability position					(109,512)	(1,933,991)
					990,062	443,654

TOTAL			2,182,666	1,901,769	990,062	443,654

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment to close a forward swap transaction in advance in order to ensure an attractive cost of 79.0% of CDI for a financing agreement in foreign currency that will be disbursed in the future to Finnvera/KfW. Swap was closed based on the same payment flow as the debt to be disbursed in the future to ensure full hedging. This transaction does not hold foreign exchange risk, since the initial dollar rate for this transaction (Debt and Swap) will be simultaneously based on pre-established date in the future. On December 31, 2015 the MTM of the transaction registered in the books was R$702 - Assets.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2015

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	2015	Probable Scenario	Possible Scenario	Remote Scenario

a) Debt in USD (BNP Paribas, BEI,BOFA, Cisco and KFW)	3,356,719	3,356,719	4,218,884	5,090,243
b) Fair value of the asset side of the swap	3,356,719	3,356,719	4,218,884	5,090,243
c) Fair value of the liability side of the swap	(2,364,104)	(2,364,104)	(2,366,634)	(2,369,978)
d) = (b+c) Net exposure in the swap	992,615	992,615	1,852,250	2,720,265
Final Exposure (Scenario – Current Position)	-	-	2,530	5,874

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
CDI	14.14%	17.68%	21.21%
USD	3.9048	4.8810	5.8572

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at December 31 , 2015 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

2015
Net gains from USD vs. CDI transactions	851,401

In March/15 the Company reversed two swap transactions and simultaneously entered into two new ones, with Bank of America and Santander, thus netting R$334 million in revenues.

Capital management

The Group’s objectives when managing capital is to safeguard the Group abillity to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies in the sector, the Group monitors among others indexes its financial leverage based on the Net Debt-to-EBITDA ratio.

The financial leverage indices at December 31, 2015 and 2014 can be summarized as follows:

	Consolidated
	2015	2014

Total borrowings and derivatives (Notes 19 and 40)	6,936,374	6,310,765
Leasing - Liabilities (Note 16)	1,618,506	329,669
Leasing – Assets (Nota 16)	(199,935)	(195,036)
Debts with ANATEL (note 18)	77,450	61,860
Minus: C ash and cash equivalents (Note 4 )	(6,100,403)	(5,232,992)
Foreign exchange fund (note 5)	599,414	-
Net cash	1,732,578	1,274,266

EBITDA (last 12 months) (1) (not audited)	6,606,188	5,538,268

Financial leverage ratio (* )	0.26	0.23

(1) Reconciliation to Profit for the year: Net profit for the year	2,071,145	1,546,419
Depreciation and amortization	3,361,971	3,052,579
Financial result, net	264,378	292,772
Income and social contribution taxes	908,694	646,498
EBITDA (not audited) (**)	6,606,188	5,538,268

(*) The change in the ratio includes the effect of the sale of towers.

(**) EBITDA: Earnings before interest, taxes, depreciation and amortization

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at December 31, 2015, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$38,757,407
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2016	769,059
2017	807,512
2018	843,850
2019	881,823
2020	921,505
4,223,749

Supplementary disclosure on consolidated cash flows

	2015	2014

Interest paid	456,076	383,469
Income tax and social contribution paid	222,450	185,826
Additions to property, plant and equipment and intangible assets – no effect on cash	(1,244,803)	(3,287)
Increase in leasing liabilities – no effect on cash	1,244,803	-

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2015.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2015 and the dividends distribution by the Company; (iii) monitoring of the work done by external and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examination, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Baker Tilly Brasil Auditores Independentes S.S (“Baker Tilly”), unqualified, issued on February 4th, 2016, the Fiscal Council is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2015 and the dividends distribution by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 4th, 2016.

GUIDO VINCI Chairman of the Fiscal Council	OSWALDO ORSOLIN Member of the Fiscal Council
JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

About the Committee

The Statutory Audit Committee (“CAE”) of TIM Participações S.A. (“Company”) is a permanent statutory body created by the Extraordinary Shareholders Meeting held on December 12th 2013, in order to adopt the best Corporate Governance practices. On December, 23th 2013, the Company’s Board of Directors approved the Internal Rules of the CAE.

Currently, the CAE is composed by three (3) members, elected on April 14th, 2015, with term of office until  the Annual Shareholders’ Meeting to be held on 2017, reelection allowed for a maximum period of 10 (ten) years. All members are independent and, concomitantly, part of the Board of Directors. Mrs. Alberto Emmanuel Carvalho Whitaker and Adhemar Gabriel Bahadian being, as well, Control and Risks Committee members, and Mr. Herculano Anibal Alves, is the financial expert of CAE.

The CAE is responsible for the supervision of the quality and integrity of the financial statements, the compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts, of any kind, to be signed between the Company or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other hand. In addition to its ordinary responsibilities, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes Oxley Act to which the Company is subject to, as it is registered at the US Securities and Exchange Commission – SEC.

The CAE assessments are based on information received from the Management, external auditors, internal auditors, responsible for risk management and internal controls and on its own analysis based on direct observation.

In observation of the independent auditors rotation rules, introduced by CVM Instruction nº 308/99, the PricewaterhouseCoopers (“PwC”), was replaced by Baker Tilly Brasil Auditores Independentes S.S (“Baker Tilly”), after the CAE´s favorable opinion and the proper approval by the Company´s Board of Directors. Consequently, Baker Tilly was the responsible firm for the Financial Statement audit for the year which ended in December 31st, 2015, the planning and execution of the audits up until the quarterly information (“ITRs”) review, as the rules enforced, as well as responsible for the special review of the ITRs, sent to CVM. Its opinion shall ensure that the above mentioned financial statements present fairly the patrimonial and financial position of the Company, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the rules of the CVM and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board ("IASB"). As part of the structure of joint audit services, PwC remained as auditor of TIM Celular S.A., the Company's wholly owned subsidiary, and Intelig Telecomunicações Ltda., Company´s subsidiary, as continued to be responsible for the 20-F Form review.

During the year 2015, the members of the Committee attended trainings focused, primarily, to improve the performance of their duties and the relevant updates of the technical regulations which affect their activities.

Activities of the Statutory Audit Committee of TIM Participações in 2015

The CAE held 19 (nineteen) meetings between January 1st and December 31st, 2015. On this period, the CAE covered the following topics:

I. Analyzed the annual work plan, and discussed the results of the activities performed by the independent auditors;

II. Supervised the activities carried out by the Company's internal audit, analyzing the annual work plan and discussing the results of the activities performed, the revisions made and assessed the performance of the internal auditors;

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in order to, in addition to other activities, to monitor compliance with the provisions relating to: (a) the financial statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the financial statements;

IV. Examined, evaluated and opined, previously, about any contracts between the Company or its subsidiaries, on one hand, and the controlling shareholder, on the other hand, given the usual market standards in agreements between independent parties;

V. Took part in discussions on contract disclosure procedure between the Company, or its subsidiaries, on the one hand, and Related Parties, on the other hand, in compliance with CVM Instruction nº 558/2015, which modified the CVM Instruction nº 480/2009;

VI. Attended training promoted by the Company about the Brazilian Law nº 12.846 of August 1st, 2013, known as the "Anti-Corruption Law," and recommended the extension of such training to all management and employees of the Company;

VII. Participated in 6 (six) private meetings with the independent auditors, PwC and Baker Tilly as well as the area of the Company's Internal Audit, without the presence of the top management or other managers of the organization, to assess possible retrenchment or risk of independence break. Were treated, among others, the following topics: the relationship and communication between the CAE and the auditors, internal and external, possible limitations of scope in the work of auditors imposed by the Company's administration or communication problems between auditors and the Company’s administration, evaluation of the Company’s administration, and the relationship between external auditors and the Internal Audit; and

VIII. Performed its self-evaluation on the activities and functioning of the Committee during 2015, through a specific form, in accordance with the best corporate governance practices.

Internal Control Systems

Based on the work program and the agenda for the year 2015, the Statutory Audit Committee was informed on the main proceedings within the Company, assessing their quality and commitment of the Management members with their continuous improvement.

As a result of the meetings held along with the internal areas of the Company, the Statutory Audit Committee had the opportunity to offer the Board suggestions for improving the processes, as well as to follow the implementation of the recommendations for improvement which were identified during the audit work plan and the discussions with the business and controls areas.

Based on the information that was gathered, the Statutory Audit Committee believes that the internal control systems of the Company and its subsidiaries is adequate to the size and complexity of its business and structure to ensure the efficiency of its operations, of the systems that generate financial statements, as well as in compliance with internal and external terms to which the transactions are subject.

Financial Statements

The members of the Statutory Audit Committee of Tim Participações S.A., in the exercise of their legal powers and responsibilities; have analyzed the financial statements, together with the independent auditors opinion and the annual Management’s report for the fiscal year that ended on December 31st, 2015 ("Annual Financial Statements 2015"). Considering the information provided by Management and the independent auditors, by Baker Tilly, as well as the proposal for the allocation of the results related to the year of 2015, the CAE assessed that such information and documents reflect accordingly, in all relevant aspects, the equity and financial positions of the Company and its subsidiaries. For this reason, recommend unanimously the approval of the documents, by the Board of Directors, for submission to the Annual Shareholders Meeting, under the terms of the Brazilian Corporate Law.

Rio de Janeiro, February 3rd, 2016.

Herculano Anibal Alves Member and Financial Specialist of the Statutory Audit Committee	Adhemar Gabriel Bahadian Member of the Statutory Audit Committee

Alberto Emmanuel Carvalho Whitaker Coordinator of the Statutory Audit Committee

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

CNPJ/MF 02.558.115/0001-21

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer), Pietro Labriola (Chief Operating Officer)  and Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended December 31, 2015.

Rio de Janeiro, February 4, 2016.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer
PIETRO LABRIOLA Chief Operating Officer	JAQUES HORN Legal Officer

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

CNPJ/MF 02.558.115/0001-21

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer), Pietro Labriola (Chief Operating Officer) and Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended December 31, 2015.

Rio de Janeiro, February 4, 2016.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer
PIETRO LABRIOLA Chief Operating Officer	JAQUES HORN Legal Officer

Footnotes

1  INMETRO research site and site of the Telephony Operators